      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2002

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           K-V PHARMACEUTICAL COMPANY
             (Exact name of registrant as specified in its charter)
                             ---------------------

                       DELAWARE                                              43-0618919
   (State or other jurisdiction of incorporation or             (I.R.S. Employer Identification No.)
                    organization)

                             2503 SOUTH HANLEY ROAD
                           ST. LOUIS, MISSOURI 63144
                           TELEPHONE: (314) 645-6600
                           FACSIMILE: (314) 645-6732
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               GERALD R. MITCHELL
                           VICE PRESIDENT, TREASURER
                          AND CHIEF FINANCIAL OFFICER
                           K-V PHARMACEUTICAL COMPANY
                             2503 SOUTH HANLEY ROAD
                           ST. LOUIS, MISSOURI 63144
                           TELEPHONE: (314) 645-6600
                           FACSIMILE: (314) 645-6732
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                         COPY OF ALL CORRESPONDENCE TO:

                 THOMAS A. LITZ, ESQ.                                ALLISON R. SCHNEIROV, ESQ.
                THOMAS E. PROOST, ESQ.                                 SKADDEN, ARPS, SLATE,
                 THOMPSON COBURN LLP                                     MEAGHER & FLOM LLP
                  ONE US BANK PLAZA                                      FOUR TIMES SQUARE
              ST. LOUIS, MISSOURI 63101                               NEW YORK, NEW YORK 10036
              TELEPHONE: (314) 552-6000                              TELEPHONE: (212) 735-3000
              FACSIMILE: (314) 552-7000                              FACSIMILE: (212) 735-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED MAXIMUM      PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF SECURITIES          AMOUNT TO BE         OFFERING PRICE          AGGREGATE             AMOUNT OF
            TO BE REGISTERED                    REGISTERED            PER SHARE           OFFERING PRICE       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Class A common stock, par value $0.01 per
  share..................................  4,600,000 shares(1)        $31.06(2)          $142,876,000(2)          $13,145(2)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes an aggregate of 600,000 shares of Class A common stock that may be purchased by the underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices on June 5, 2002 as reported on the New York Stock Exchange.
                             -------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 7, 2002

                                4,000,000 Shares

                        (KV PHARMACEUTICAL COMPANY LOGO)

                           K-V PHARMACEUTICAL COMPANY
                              Class A Common Stock

                               ------------------

     We are selling 3,285,000 shares of Class A common stock and the selling stockholders are selling 715,000 shares of Class A common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

     Our Class A common stock is traded on the New York Stock Exchange under the symbol "KV.a." The last reported sale price on June 6, 2002 was $30.60 per share.

     The underwriters have an option to purchase a maximum of 600,000 additional shares from us to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                 UNDERWRITING      PROCEEDS TO      PROCEEDS TO
                                     PRICE TO    DISCOUNTS AND         K-V            SELLING
                                      PUBLIC      COMMISSIONS     PHARMACEUTICAL    STOCKHOLDERS
                                     --------    -------------    --------------    ------------
Per Share..........................     $           $                 $                $
Total..............................   $          $                 $                $

     Delivery of the shares of Class A common stock will be made on or about
          , 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    CREDIT SUISSE FIRST BOSTON                      DEUTSCHE BANK SECURITIES
BANC OF AMERICA SECURITIES LLC
                       CIBC WORLD MARKETS
                                            STIFEL, NICOLAUS & COMPANY
                                                    INCORPORATED
                                                            UBS WARBURG

                The date of this prospectus is           , 2002.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
CAUTIONARY STATEMENT REGARDING
  FORWARD-LOOKING INFORMATION.........   ii
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    6
USE OF PROCEEDS.......................   14
PRICE RANGE OF COMMON STOCK...........   15
DIVIDEND POLICY.......................   15
CAPITALIZATION........................   16
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   19
BUSINESS..............................   27

                                        PAGE
                                        ----
MANAGEMENT............................   41
PRINCIPAL AND SELLING STOCKHOLDERS....   43
DESCRIPTION OF CAPITAL STOCK..........   46
UNDERWRITING..........................   49
NOTICE TO CANADIAN RESIDENTS..........   51
LEGAL MATTERS.........................   52
EXPERTS...............................   52
WHERE YOU CAN FIND MORE INFORMATION...   52
INFORMATION INCORPORATED BY
  REFERENCE...........................   53
INDEX TO CONSOLIDATED FINANCIALS
  STATEMENTS..........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE AS OF THE DATE OF THIS DOCUMENT.

                               ------------------

     "FlavorTech," "KV/24," "LIQUETTE," "METER RELEASE," "Micro-K," "MICRO RELEASE," "NitroQuick," "OraSite," "PreCare," "DESCOTE," and "SITE RELEASE" are federally registered trademarks of K-V Pharmaceutical Company or one of its wholly owned subsidiaries. "BioSert," "DESTAB," "DermaSite," "MicroMask," "OcuSite," "OraQuick," "OraSert," "PreCare Conceive," "PremesisRx," "PrimaCare," "PulmoSite," "Trans-Cell" and "VagiSite" are unregistered trademarks of K-V Pharmaceutical Company or one of its wholly owned subsidiaries. Other trademarks or service marks appearing in this prospectus are the property of their respective owners.

     Throughout this prospectus, we use the word "generic" to refer to non-branded prescription drug products that are offered as alternatives to more expensive brand-name products. These include products subject to U.S. Food and Drug Administration, or FDA, pre-market review and approval, which may also be evaluated and rated by the FDA for therapeutic equivalence. The term "generic" is also applied to products which are not subject to FDA pre-market review and approval and which are typically offered as potential alternatives to brand-name products that are also not subject to FDA pre-market review and approval. These unapproved products are neither evaluated nor rated by the FDA for therapeutic equivalence. "Generic" prescription drug products may be prescribed and dispensed in the same manner as brand-name drug products. The potential substitution of drug products is governed by applicable state laws, which may vary from state to state.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This prospectus, including the documents that we incorporate herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

     Factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, the following: (1) the degree to which we are successful in developing new products and commercializing products under development; (2) the degree to which we are successful in acquiring new pharmaceutical products, drug delivery technologies and/or companies that offer these properties; (3) the difficulty of predicting FDA approvals; (4) acceptance and demand for new pharmaceutical products; (5) the impact of competitive products and pricing; (6) the availability of raw materials; (7) the regulatory environment; (8) fluctuations in operating results; (9) the difficulty of predicting the pattern of inventory movements by our customers; (10) the impact of competitive response to our efforts to leverage our brand power with product innovation, promotional programs, and new advertising; (11) the risks detailed from time to time in our filings with the Securities and Exchange Commission; (12) the availability of third-party reimbursement for our products; and (13) our dependence on sales to a limited number of large pharmacy chains and wholesale drug distributors for a large portion of our total net sales.

     Because the factors referred to above, as well as the statements included under the caption "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and, unless applicable law requires to the contrary, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise, when they will arise and/or their effects. In addition, we cannot assess the impact of each factor on our business or financial condition or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read the entire prospectus carefully. Unless otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. Generally, when we use the words "we," "our," "us" or "our company" we are referring to K-V Pharmaceutical Company and its wholly-owned subsidiaries, including Ther-Rx Corporation, ETHEX Corporation and Particle Dynamics, Inc.

                           K-V PHARMACEUTICAL COMPANY

     We are a fully integrated specialty pharmaceutical company that develops, acquires, manufactures and markets technologically distinguished branded and generic prescription pharmaceutical products. We have a broad range of internal dosage form capabilities including tablets, capsules, creams, liquids and ointments. We conduct our branded pharmaceutical operations through Ther-Rx Corporation. We conduct our generic pharmaceutical operations through ETHEX Corporation, which focuses principally on technologically distinguished generic products in multiple therapeutic categories. Through Particle Dynamics, Inc., we also develop, manufacture and market technologically advanced, value-added raw material products for the pharmaceutical, nutritional, personal care, food and other markets.

     We have a broad portfolio of drug delivery technologies which we leverage to create technologically distinguished brand name and specialty generic products. We have developed and patented 14 drug delivery and formulation technologies primarily in four principal areas: SITE RELEASE(R) bioadhesives, oral controlled release, tastemasking and quick dissolving tablets. We incorporate these technologies in the products we market to control and improve the absorption and utilization of active pharmaceutical compounds. These technologies provide a number of benefits, including reduced frequency of administration, reduced side effects, improved drug efficacy, enhanced patient compliance and improved taste.

     Our drug delivery technology has allowed us to differentiate our products in the marketplace, both in the branded and generic pharmaceutical areas. We believe that this differentiation provides substantial competitive advantages for our products, allowing us to establish a record of growth and profitability and a leadership position in certain segments of our industry. Over the past five years, we have grown net revenues and net income at compounded annual growth rates of 20.2% and 29.2%, respectively. Ther-Rx, which was established in 1999, has grown substantially since its inception, and in fiscal 2002 represented 19.8% of our net sales. Of more than 80 products sold by our ETHEX subsidiary, approximately 58% are identified by IMS America, an independent healthcare market research firm, or IMS, as the leading products in their respective generic categories.

THER-RX -- OUR BRAND NAME PHARMACEUTICAL BUSINESS

     We established the Ther-Rx business in 1999 to market brand name pharmaceutical products which incorporate our proprietary technologies. Since its inception, Ther-Rx has introduced seven products, of which two were acquired and five were developed internally using proprietary KV technologies. Ther-Rx's net sales were $40.4 million in fiscal 2002.

     Since the 1999 acquisition of PreCare(R), a prescription prenatal vitamin, Ther-Rx has reformulated the original product using proprietary technologies, and subsequently has launched four internally developed products as extensions to the PreCare(R) product line. Building upon the PreCare(R) acquisition, we have developed a line of proprietary products which makes Ther-Rx the leading provider of branded prescription prenatal vitamins in the United States.

     In June 2000, Ther-Rx launched its first New Drug Application, or NDA, approved product, Gynazole-1(R), the only one-dose prescription cream treatment for vaginal yeast infections. Gynazole-1(R) incorporates our patented drug delivery technology, VagiSite(TM), the only clinically proven and FDA approved controlled release bioadhesive system.

ETHEX -- OUR TECHNOLOGICALLY DISTINGUISHED GENERIC DRUG BUSINESS

     We established ETHEX, currently our largest business segment, in 1990 to utilize our portfolio of drug delivery systems to develop and market hard-to-copy generic pharmaceuticals. We believe many of our generic products enjoy high gross margins due to our approach of selecting products which can take advantage of our proprietary drug delivery systems and our specialty manufacturing capabilities. ETHEX's net sales were $141.0 million in fiscal 2002, which represented 69.1% of our net revenues.

     To capitalize on ETHEX's unique generic product capabilities, we continue to expand our generic product portfolio. Over the past two years, we have introduced more than 20 new generic products and have a number of generic products currently in development. Since January 1, 2002, we have received five new Abbreviated New Drug Application, or ANDA, approvals and have several currently pending.

PARTICLE DYNAMICS, INC. -- OUR VALUE-ADDED RAW MATERIAL BUSINESS

     Particle Dynamics develops and markets specialty raw material product lines for the pharmaceutical, nutritional, food and personal care industries. Particle Dynamics' technologies, DESCOTE(R), DESTAB(TM) and MicroMask(TM), include value-added active drug molecules, vitamins, minerals and other raw material ingredients that provide benefits such as improved taste or altered or controlled release profiles. These technologies offer enhanced product stability or more efficient manufacturing process advantages. Particle Dynamics' net sales were $19.6 million in fiscal 2002, which represented 9.6% of our net revenues. Particle Dynamics is also a significant supplier of value-added raw material for the Ther-Rx and ETHEX businesses.

STRATEGIES

     Our goal is to enhance our position as a leading specialty pharmaceutical company that utilizes its expanding drug delivery expertise to bring technologically distinguished brand name and generic products to market. Our strategy incorporates the following key elements:

     - INTERNAL DEVELOPMENT OF BRAND-NAME PRODUCTS. We plan to apply our existing drug delivery technologies, research and development capabilities and manufacturing expertise to introduce new products that can expand our existing franchises.

     - PURSUIT OF STRATEGIC OPPORTUNITIES TO ACQUIRE PRODUCTS AND/OR BUSINESSES. We actively seek acquisition opportunities for both Ther-Rx and ETHEX. Ther-Rx continually looks for product acquisition opportunities similar to PreCare(R) around which we can build franchises using our drug delivery technologies and manufacturing expertise.

     - FOCUSED SALES EFFORTS ON HIGH VALUE NICHE MARKETS. We focus our Ther-Rx sales efforts on niche markets where we believe we can target a relatively narrow physician audience. Because our products are sold to specialty physician groups that tend to be relatively concentrated, we believe that we can address these markets cost effectively with a focused sales force.

     - PURSUIT OF ATTRACTIVE GROWTH OPPORTUNITIES WITHIN THE GENERIC
       INDUSTRY. We intend to introduce generic counterparts to drugs whose patents have expired. When patents no longer protect a branded product, opportunities exist for ETHEX to introduce generic counterparts. We believe we are uniquely positioned to capitalize on this dynamic given our suite of proprietary drug delivery technologies and our expertise in identifying, developing and marketing hard-to-copy generic pharmaceuticals.

     - ADVANCEMENT OF EXISTING AND DEVELOPMENT OF NEW DRUG DELIVERY TECHNOLOGIES. We will continue to broaden and deepen our existing portfolio of delivery technologies to provide even more distinctive product opportunities and dosage forms to the market.

     We were incorporated in Delaware in 1971 as a successor to a business originally founded in 1942. Our principal executive offices are located at 2503 South Hanley Road, St. Louis, Missouri 63144, and our phone number is (314) 645-6600.

                                  THE OFFERING

Class A common stock offered by the
company.............................     3,285,000 shares

Class A common stock offered by the
selling stockholders................     715,000 shares

Class A common stock to be
outstanding after the offering......     23,590,733 shares

Class B common stock to be
outstanding after the offering(1)...     10,483,222 shares

Total(2)............................     34,073,955 shares

Use of proceeds.....................     For general corporate purposes,
                                         including potential acquisitions,
                                         research and development activities and
                                         working capital. We will not receive
                                         any of the proceeds from the sale of
                                         shares of Class A common stock by the
                                         selling stockholders.

New York Stock Exchange symbols.....     KV.a and KV.b

     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of May 29, 2002.
---------------
(1) Shares of Class A common stock to be offered by one of the selling stockholders will be acquired by the stockholder immediately prior to the closing of the offering by converting 175,000 shares of Class B common stock held by it into 175,000 shares of Class A common stock.

(2) Excludes (a) 2,132,386 shares of common stock reserved for issuance upon the exercise of outstanding options (having a weighted average exercise price of $12.18 per share) and an additional 3,620,200 shares of Class A common stock and Class B common stock reserved for issuance under future grants under our stock-based compensation plans and (b) 225,000 shares of Class A common stock reserved for issuance upon conversion of our outstanding 7% cumulative convertible preferred stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Below we have presented information from our consolidated statements of income and consolidated balance sheet. Our consolidated financial statements as of March 31, 2002 and for the three years in the period then ended have been audited by BDO Seidman LLP, independent certified public accountants. You should read the following information in conjunction with our consolidated financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  YEAR ENDED MARCH 31,
                                                            ---------------------------------
                                                              2000         2001        2002
                                                            --------     --------    --------
STATEMENT OF INCOME DATA:
Net revenues(1)...........................................  $142,734     $177,767    $204,105
Cost of sales.............................................    63,446       70,663      80,403
                                                            --------     --------    --------
Gross profit..............................................    79,288      107,104     123,702
                                                            --------     --------    --------
Research and development..................................     8,043        9,282      10,712
Selling and administrative(1).............................    34,746       57,480      61,325
Amortization of intangible assets.........................     2,307        2,370       2,371
                                                            --------     --------    --------
     Total operating expenses.............................    45,096       69,132      74,408
                                                            --------     --------    --------
Operating income..........................................    34,192       37,972      49,294
Other income (expense):
  Arbitration award.......................................     6,059           --          --
  Interest and other income...............................       780          164         411
  Interest expense........................................    (1,932)      (1,072)       (350)
                                                            --------     --------    --------
Total other income (expense), net.........................     4,907         (908)         61
                                                            --------     --------    --------
Income before income taxes................................    39,099       37,064      49,355
Provision for income taxes................................    14,791       13,439      17,891
                                                            --------     --------    --------
  Net income..............................................  $ 24,308(2)  $ 23,625    $ 31,464
                                                            ========     ========    ========
Net income per common share -- basic(3)...................  $   0.85(2)  $   0.80    $   1.03
Weighted average number of shares -- basic(3).............    27,975       28,981      30,408
Net Income per common share -- diluted (3)................  $   0.80(2)  $   0.74    $   0.98
Weighted average number of shares -- diluted(3)...........    30,528       31,993      32,165

                                                                    MARCH 31, 2002
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 12,109       $106,601
Working capital.............................................    81,397        175,889
Total assets................................................   195,192        289,684
Total long-term debt, including current portion.............     5,099          5,099
Total shareholders' equity..................................   158,792        253,284

---------------
(1) Under EITF 01-09, we reclassified certain prior period items which had been included in selling and administrative expenses to reduce net revenues. The reclassification did not affect reported operating income or net income.

(2) Net income in fiscal 2000 includes a non-recurring gain associated with an arbitration award of $6.1 million, net of expenses. The award, net of applicable income taxes and expenses, was $3.9 million, or $0.13 per common share on a diluted basis.

(footnotes continued on following page)

(3) See Note 15 to our consolidated financial statements for an explanation of the determination of the number of shares used in calculating basic and diluted net income per share. Earnings per share amounts have been restated to reflect a three-for-two stock split in the form of a 50% stock dividend, distributed in September 2000.

(4) The as adjusted balance sheet data as of March 31, 2002 gives effect to the net proceeds from the sale of 3,285,000 shares of Class A common stock offered by us at an assumed offering price of $30.60 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     Before you buy our Class A common stock, you should know that making such an investment involves some risks, including the risks described below. You should carefully consider the factors described below in addition to the remainder of this prospectus and the information incorporated by reference before purchasing our shares. The risks that we have highlighted here are not the only ones that we face. Additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our stock could decline, and you may lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE NEED TO INTERNALLY DEVELOP NEW PRODUCTS TO ACHIEVE OUR STRATEGIC OBJECTIVES.

     We need to continue to develop and commercialize new brand name products and generic products utilizing our proprietary drug delivery systems to maintain the growth of Ther-Rx, ETHEX and Particle Dynamics. To do this we will need to identify, develop and commercialize technologically enhanced branded products and identify, develop and commercialize drugs that are off patent and that can be produced and sold by us as generic products using our drug delivery technologies. If we are unable to identify, develop and commercialize new products, we may need to obtain licenses to additional rights to branded or generic products, assuming they would be available for licensing, which could decrease our profitability. We cannot assure you that we will be successful in pursuing these strategies.

WE MAY NOT BE ABLE TO COMMERCIALIZE PRODUCTS UNDER DEVELOPMENT.

     Certain products we are developing will require significant additional development and investment, including preclinical and clinical testing, where required, prior to their commercialization. We expect that many of these products will not be commercially available for several years, if at all. We cannot assure you that such products or future products will be successfully developed, prove to be safe and effective in clinical trials (if required), meet applicable regulatory standards, or be capable of being manufactured in commercial quantities at reasonable cost.

OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL.

     We intend to continue to acquire pharmaceutical products, novel drug delivery technologies and/or companies that fit into our research, manufacturing, distribution or sales and marketing operations or that could provide us with additional products, technologies or sales and marketing capabilities. We may not be able to successfully identify, evaluate and acquire any such products, technologies or companies or, if acquired, we may not be able to successfully integrate such acquisitions into our business. We compete with many specialty pharmaceutical companies for product and product line acquisitions. These competitors may have substantially greater financial and managerial resources than we have.

WE DEPEND ON OUR PATENTS AND OTHER PROPRIETARY RIGHTS.

     Our success depends, in large part, on our ability to protect our current and future technologies and products, to defend our intellectual property rights and to avoid infringing on the proprietary rights of others. We have been issued numerous patents in the United States and in certain foreign countries which cover certain of our technologies, and have filed, and expect to continue to file, patent applications seeking to protect newly developed technologies and products. The pharmaceutical field is crowded and a substantial number of patents have been issued. In addition, the patent position of pharmaceutical companies can be highly uncertain and frequently involves complex legal and factual questions. As a result, the breadth of claims allowed in patents relating to pharmaceutical applications or their validity and enforceability cannot be predicted. Patents are examined for patentability at patent offices against bodies of prior art which by their nature may be incomplete and imperfectly categorized. Therefore, even presuming that the examiner has been able to identify and cite the best prior art available to him during the examination process, any patent issued to us could later be found by a court or a patent office during post issuance proceedings to be invalid in view of newly-discovered prior art or already considered prior art. Furthermore, there are categories of "secret" prior art unavailable to any examiner, such as the prior inventive activities of others, which could form the basis for invalidating any patent. In addition, there are other reasons why a patent may be found to be invalid, such as an offer for sale or public use of the patented invention in the United States more than one year before the filing date of the patent application. Moreover, a patent may be deemed unenforceable if, for example, the inventor or the inventor's agents failed to disclose prior art to the U.S. Patent and Trademark Office, or PTO, that they knew was material to patentability.

     The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in the United States or abroad. Consequently, there can be no assurances that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. Patent applications in the United States filed prior to November 29, 2000 are currently maintained in secrecy until and unless patents issue, and patent applications in certain other countries generally are not published until more than 18 months after they are first filed (which generally is the case in the United States for applications filed on or after November 29, 2000). In addition, publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a result, we cannot be certain that we or our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications or that we or our licensors were the first to file patent applications on such inventions. Furthermore, patents already issued to us or our pending applications may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings in the PTO, or opposition proceedings in a foreign country. The result of these proceedings can be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may prevent us from obtaining patent protection outside of the United States.

     We also rely on trade secrets, unpatented proprietary know-how and continuing technological innovation that we seek to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached by the other parties to these agreements. We may not have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements and there can be no assurance that any such disputes would be resolved in our favor. Furthermore, our trade secrets and proprietary technology may become known or be independently developed by our competitors, or patents may not be issued with respect to products or methods arising from our research, and we may not be able to maintain the confidentiality of information relating to those products or methods.

WE DEPEND ON OUR TRADEMARKS AND RELATED RIGHTS.

     We also rely on our brand names. To protect our trademark, domain name, and related rights, we generally rely on trademark and unfair competition laws, which are subject to change. Some, but not all, of our trademarks are registered in the jurisdictions where they are used. Some of our other trademarks are the subject of pending applications in the jurisdictions where they are used or intended to be used, and others are not.

     It is possible that third parties may own or could acquire rights in trademarks or domain names in the United States or abroad that are confusingly similar to or otherwise compete unfairly with our marks and domain names, or that our use of trademarks or domain names may infringe or otherwise violate the intellectual property rights of third parties. The use of similar marks or domain names by third parties could decrease the value of our trademarks or domain names and hurt our business, for which there may be no adequate remedy.

THIRD PARTIES MAY CLAIM THAT WE INFRINGE ON THEIR PROPRIETARY RIGHTS, OR SEEK TO CIRCUMVENT OURS.

     We may be required to defend against charges of infringement of patents, trademarks or other proprietary rights of third parties. This defense could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. If a dispute is settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products. Litigation also may be necessary to enforce our patents against others or to protect our know-how or trade secrets. That litigation could result in substantial expense or put our proprietary rights at risk of loss, and we cannot assure you that any litigation will be resolved in our favor.

WE MAY BE UNABLE TO MANAGE OUR GROWTH.

     Over the past seven years, our businesses and product offerings have grown substantially. This growth and expansion have placed, and are expected to continue to place, a significant strain on our management, operational and financial resources. To manage our growth, we must continue to (1) expand our operational, customer support and financial control systems and (2) hire, train and retain qualified personnel. We cannot assure you that we will be able to adequately manage our growth. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.

WE MAY NOT OBTAIN REGULATORY APPROVAL FOR OUR NEW PRODUCTS ON A TIMELY BASIS, OR AT ALL.

     Many of our new products will require FDA approval. FDA approval typically involves lengthy, detailed and costly laboratory and clinical testing procedures, as well as the FDA's review and approval of the information submitted. We cannot assure you that the products we are developing will be determined to be safe and effective in these testing procedures, or that they will be approved by the FDA. The FDA also has the authority to revoke for cause drug approvals previously granted.

WE MAY BE ADVERSELY AFFECTED BY THE CONTINUING CONSOLIDATION OF OUR DISTRIBUTION NETWORK AND THE CONCENTRATION OF OUR CUSTOMER BASE.

     Our principal customers are wholesale drug distributors, major retail drug store chains, independent pharmacies and mail order firms. These customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation marked by mergers and acquisitions among wholesale distributors and the growth of large retail drug store chains. As a result, a small number of large wholesale distributors control a significant share of the market, and the number of independent drug stores and small drug store chains has decreased. We expect that consolidation of drug wholesalers and retailers will increase pricing and other competitive pressures on drug manufacturers. For the year ended March 31, 2002, our three largest customers accounted for 20%, 19% and 13% of our gross sales. The loss of any of these customers could materially and adversely affect our results of operations or financial condition.

THE REGULATORY STATUS OF CERTAIN OF OUR GENERIC PRODUCTS MAY MAKE THEM SUBJECT TO INCREASED COMPETITION.

     Certain of our generic products do not require FDA approval. For example, our generic prenatal products, which contain folic acid, are sold as a prescription multiple vitamin supplement. These types of prenatal vitamins are typically regulated by the FDA as prescription drugs, but are not covered by a NDA or ANDA. As a result, competitors may more easily and rapidly introduce products competitive with our generic prenatal and other products that have a similar regulatory status.

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS, FOR WHICH WE MAY BE INADEQUATELY INSURED.

     Manufacturing, selling and testing pharmaceutical products involve a risk of product liability. Even unsuccessful product liability claims could require us to spend money on litigation, divert management's time, damage our reputation and impair the marketability of our products. A successful product liability claim in excess of our insurance coverage could require us to pay substantial sums and adversely affect our results of operations and financial condition.

     We previously manufactured two low volume pharmaceutical products that contained phenylpropanolame, or PPA, and that were discontinued in 2000 and 2001, respectively. We have been named one of several defendants in two product liability lawsuits in federal court in Nevada and Kentucky, respectively, involving PPA. These two lawsuits have been transferred to the nationwide, multi-district litigation for PPA claims now pending in the U.S. District Court for the Western District of Washington. Each lawsuit alleges bodily injury, wrongful death, economic injury, punitive damages, loss of consortium and/or loss of services from the use of our manufactured, marketed and/or distributed pharmaceuticals containing PPA that have since been discontinued and/or reformulated to exclude PPA. Discovery in these cases is ongoing. We believe that we have substantial defenses to these claims, though the ultimate outcome of these cases and the potential material affect on us cannot be determined.

     We are being defended and indemnified in these two PPA lawsuits by our primary commercial general liability insurer subject to aggregate products-completed operations policy limits in the amount of $10 million and subject to a reservation of rights. Our product liability-completed operations coverage was obtained on a claims made basis and provides coverage for judgments, settlements and defense costs arising from product liability claims. However, such insurance may not be adequate to remove the risk from some or all product liability claims, including PPA claims, and is subject to the limitations described in the terms of the policies. Furthermore, in accordance with a standard industry exclusion, our product liability coverage for PPA claims will expire on June 15, 2002. We may not be able to obtain product liability insurance in the future for PPA claims or other product liability claims with adequate coverage limits at commercially reasonable prices. Consequently, as of June 16, 2002, we may have to provide for legal defense costs and indemnity payments involving PPA claims and/or other product liability claims on a going forward basis. From time to time in the future, we may be subject to further litigation resulting from products containing PPA that we formerly manufactured and sold and we intend to vigorously defend any claims that may be raised in the current and future litigations.

BECAUSE WE ARE INVOLVED IN CERTAIN LEGAL PROCEEDINGS WE MAY BE REQUIRED TO PAY DAMAGES THAT MAY IMPAIR OUR PROFITABILITY AND REDUCE OUR LIQUIDITY.

     ETHEX is a defendant in a lawsuit styled Healthpoint, Ltd. v. ETHEX Corporation, pending in federal court in San Antonio, Texas. In general, the plaintiffs allege that ETHEX's promotion of its Ethezyme(TM) product as an alternative to Healthpoint's Accuzyme(R) product resulted in false advertising and misleading statements under various federal and state laws, and constituted unfair competition and misappropriation of trade secrets. In September 2001, the jury returned verdicts against ETHEX on certain false advertising, unfair competition, and misappropriation claims. The jury awarded compensatory and punitive damages totaling $16.5 million. We have filed motions asking the court to overrule the jury's verdicts or, in the alternative, grant a new trial. Healthpoint has asked the court to enter judgment in accordance with the jury's verdict and has asked the court to award $10 million in enhanced damages ($2.7 million more than the jury recommended), and attorneys fees which are believed to be in excess of $1 million. We and our counsel believe that the jury's recommended award is excessive and is not sufficiently supported by the facts or the law. We intend to vigorously appeal any adverse judgment the court may enter. In the event an adverse decision against us occurs, appropriate provisions for liability, if any, would be provided for in our financial statements at the time of the court's ruling. We can offer no assurances that we will prevail or that the jury's verdicts will be reduced or set aside. If we do not prevail and are ordered by the court to pay damages in accordance with the jury's verdicts, or the higher amount sought by Healthpoint, our profitability would be impaired and our liquidity reduced.

WE DEPEND ON LICENSES FROM OTHERS, AND ANY LOSS OF THESE LICENSES COULD HARM OUR BUSINESS, MARKET SHARE AND PROFITABILITY.

     We have acquired the rights to manufacture, use and/or market certain products. We also expect to continue to obtain licenses for other products and technologies in the future. Our license agreements generally require us to develop the markets for the licensed products. If we do not develop these markets, the licensors may be entitled to terminate these license agreements.

     We cannot be certain that we will fulfill all of our obligations under any particular license agreement for any variety of reasons, including insufficient resources to adequately develop and market a product, lack of market development despite our efforts and lack of product acceptance. Our failure to fulfill our obligations could result in the loss of our rights under a license agreement.

     Certain products we have the right to license are at certain stages of clinical tests and FDA approval. Failure of any licensed product to receive regulatory approval could result in the loss of our rights under a license agreement.

WE MAY HAVE FUTURE CAPITAL NEEDS AND FUTURE ISSUANCES OF EQUITY SECURITIES WILL RESULT IN DILUTION.

     We anticipate that funds generated internally, together with funds available under our credit facilities and the proceeds of this offering, will be sufficient to implement our business plan for the foreseeable future, subject to additional needs as may arise if acquisition opportunities become available. We also may need additional capital if unexpected events occur or opportunities arise. Additional capital might be raised through the public or private sale of debt or equity securities. If we sell equity securities, your percentage ownership of our company will decrease and you could experience dilution. Furthermore, those securities could have rights, preferences and privileges more favorable than those of the Class A common stock. We cannot assure you that additional funding will be available, or available on terms favorable to us. If the funding is not available, we may not be able to fund our expansion, take advantage of acquisition opportunities or respond to competitive pressures.

                         RISKS RELATED TO OUR INDUSTRY

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CHANGES IN THIRD PARTY REIMBURSEMENT PRACTICES, THIRD PARTY REJECTION OF OUR PRODUCTS AND RELATED PRICING PRESSURES.

     The market for our products may be limited by actions of third party payers, such as government and private health insurers and managed care organizations. For example, many managed health care organizations are now controlling the pharmaceuticals that appear on their lists of reimbursable medications. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapeutic category or disease state. Our products might not be included in the formulary lists of managed care organizations. Also, downward pricing pressure in the industry generally may negatively impact our results of operations.

     Our ability to market generic pharmaceutical products successfully depends, in part, on the acceptance of the products by independent third parties, including pharmacies, government formularies and other retailers, as well as patients. We manufacture a number of prescription drugs which are used by patients who have severe health conditions. Although the brand-name products generally have been marketed safely for many years prior to our introduction of a generic or non-branded alternative, there is a possibility that one of these products could produce a side effect which could result in an adverse effect on our ability to achieve acceptance by managed care providers, pharmacies and other retailers, customers and patients. If these independent third parties do not accept our products, it could have a material adverse effect on our revenues and profitability.

     Furthermore, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed. We cannot predict whether any of these proposals will be adopted or the effect they may have on our business. The fact that these proposals are pending, the nature of these proposals, and the adoption of any of these proposals are likely to increase industry-wide pricing pressures.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

     Our business is subject to extensive regulation by numerous governmental authorities in the United States and other countries, particularly the FDA. Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties, injunctions, recall or seizure of products and total or partial suspension of production, as well as other regulatory actions against our products and us.

     We market certain drug products in the United States without FDA approval under certain "grandfather" clauses and statutory and regulatory exceptions to the pre-market approval requirement for "new drugs" under the Federal Food, Drug and Cosmetic Act, or the FDCA. A determination as to whether a particular product does or does not require FDA pre-market review and approval can involve consideration of numerous complex and imprecise factors. If a determination is made by the FDA that any product marketed without approval requires pre-market approval, the FDA may institute enforcement actions, including product seizure, or an action seeking an injunction against further marketing. As a consequence of these actions, we could be required or could decide to cease distribution of a product until pre-market approval is obtained. In addition, we may not be able to obtain any particular approval or the approvals may not be obtained on a timely basis.

     In addition to compliance with current Good Manufacturing Practice, or cGMP, requirements, drug manufacturers must register each manufacturing facility with the FDA. Manufacturers also must be registered with the Drug Enforcement Administration, or DEA, and similar state and local regulatory authorities if they handle controlled substances, and with the Environmental Protection Agency, or EPA, and similar state and local regulatory authorities if they generate toxic or dangerous wastes. We are currently in material compliance with cGMP and are registered with the appropriate agencies. Non-compliance with applicable cGMP requirements or the rules and regulations of these agencies can result in fines, recall or seizure of products, total or partial suspension of production and/or distribution, refusal of government agencies to grant pre-market approval or other product applications and criminal prosecution. Despite our ongoing efforts, cGMP requirements and other regulatory requirements, and related enforcement priorities and policies may evolve over time and we may not be able to remain continuously in material compliance with all of these requirements.

     From time to time, governmental agencies have conducted investigations of other pharmaceutical companies relating to the distribution and sale of drug products to government purchasers or subject to government or third party reimbursement. We believe that we have marketed our products in compliance with applicable laws and regulations. However, standards sought to be applied in the course of governmental investigations may not be consistent with standards previously applied to our industry generally or previously understood by us to be applicable to our activities.

OUR INDUSTRY IS HIGHLY COMPETITIVE.

     Numerous pharmaceutical companies are involved or are becoming involved in the development and commercialization of products incorporating advanced drug delivery systems. Our business is highly competitive, and we believe that competition will continue to increase in the future. Many pharmaceutical companies have invested, and are continuing to invest, significant resources in the development of proprietary drug delivery systems. In addition, several companies have been formed to develop specific advanced drug delivery systems. Many of these pharmaceutical and other companies who may develop drug delivery systems have greater financial, research and development and other resources than we do, as well as more experience in commercializing pharmaceutical and drug delivery products. Those companies may develop products using their drug delivery systems more rapidly than we do or develop drug delivery systems that are more effective than ours and thus may represent significant potential competitors.

     Our branded pharmaceutical business is subject to competition from larger companies with greater financial resources that can support larger sales forces. The ability of a sales force to compete is affected by the number of physician calls it can make, which is directly related to its size, the brand name recognition it has in the marketplace and its advertising and promotional efforts. We are not as well established in our branded product sales initiative as larger pharmaceutical producers and could be adversely affected by competition from companies with a larger, more established sales forces and higher advertising and promotional expenditures.

     Our generic pharmaceutical business is also subject to competitive pressures from a number of companies, some of which have greater financial resources and broader product lines. To the extent that we succeed in being first to market with a generic version of a significant product, our sales and profitability can be substantially increased in the period following the introduction of such product and prior to additional competitors' introduction of an equivalent product. Competition is generally on price, which can have an adverse effect on profitability as falling prices erode margins. In addition, the continuing consolidation of the customer base (wholesale distributors and retail drug chains) and the impact of managed care organizations will increase competition as suppliers compete for fewer customers. Consolidation of competitors will increase competitive pressures as larger suppliers are able to offer a broader product line. Further, companies continually seek new ways to defeat generic competition, such as filing applications for new patents to cover drugs whose original patent protection is about to expire, developing and marketing other dosage forms including patented controlled-release products or developing and marketing as over-the-counter products those branded products which are about to lose exclusivity and face generic competition.

     In addition to litigation over patent rights, pharmaceutical companies are often the subject of objections by competing manufacturers over the qualities of their branded or generic products and/or their promotional activities. For example, marketers of branded products have challenged the marketing of certain of our non-branded alternative products that do not require FDA approval and are not rated for therapeutic equivalence. Currently, ETHEX is a defendant in ongoing litigation with Healthpoint, regarding allegations of unfair competition and misleading marketing. A jury verdict against us is currently pending. However, in the event an adverse judgment on the verdict is entered by the court, appropriate provisions for liability, if any, would be provided for in our financial statements at the time of the court's ruling. We intend to vigorously appeal any adverse judgment the court may enter. Also, we are plaintiffs in a lawsuit against a branded prenatal provider regarding certain Lanham Act violations. The defendant has filed certain counterclaims against us claiming, among other things, trademark infringement and unfair competition. We have agreed to enter into non-binding mediation of this matter. Competitors' objections may be pursued in complaints before governmental agencies or courts. These objections can be very expensive to pursue or to defend, and the outcome of agency or court review of the issues raised is impossible to predict. In these proceedings, companies can be subjected to restrictions on their activities or to liability for alleged damages despite their belief that their products and procedures are in full compliance with appropriate standards. In addition, companies that pursue what they believe are legitimate complaints about competing manufacturers and/or their products may nevertheless be unable to obtain any relief.

OUR INDUSTRY EXPERIENCES RAPID TECHNOLOGICAL CHANGE.

     The drug delivery industry is a rapidly evolving field. A number of companies, including major pharmaceutical companies, are developing and marketing advanced delivery systems for the controlled delivery of drugs. Products currently on the market or under development by competitors may deliver the same drugs, or other drugs to treat the same indications, as many of the products we market or are developing. The first pharmaceutical branded or generic product to reach the market in a therapeutic area often obtains and maintains significant market share relative to later entrants to the market. Our products also compete with drugs marketed not only in similar delivery systems but also in traditional dosage forms. New drugs, new therapeutic approaches or future developments in alternative drug delivery technologies may provide advantages over the drug delivery systems and products that we are marketing, have developed or are developing.

     Changes in drug delivery technology may require substantial investments by companies to maintain their competitive position and may provide opportunities for new competitors to enter the industry. Developments by others could render our drug delivery products or other technologies uncompetitive or obsolete. If others develop drugs which are cheaper or more effective or which are first to market, sales or prices of our products could decline.

           RISKS RELATED TO AN INVESTMENT IN OUR CLASS A COMMON STOCK

MANAGEMENT STOCKHOLDERS CONTROL OUR COMPANY.

     Our directors and executive officers beneficially own approximately 21.9% of our Class A common stock and approximately 53.4% of our Class B common stock. As a result, these persons control approximately 50.7% of the combined voting power represented by our outstanding securities. These persons will retain effective voting control of our company and are expected to continue to have the ability to effectively determine the outcome of any matter being voted on by our stockholders, including the election of directors and any merger, sale of assets or other change in control of our company.

THE MARKET PRICE OF OUR STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

     The market prices of securities of companies engaged in pharmaceutical development and marketing activities historically have been highly volatile. In addition, any or all of the following may have a significant impact on the market price of our Class A common stock: announcements by us or our competitors of technological innovations or new commercial products; delays in the development or approval of products; developments or disputes concerning patent or other proprietary rights; publicity regarding actual or potential medical results relating to products under development; regulatory developments in both the United States and foreign countries; publicity regarding actual or potential acquisitions; public concern as to the safety of drug technologies or products; financial results which are different from securities analysts' forecasts; and economic and other external factors, as well as period-to-period fluctuations in our financial results.

WE HAVE ENACTED CHARTER PROVISIONS THAT MAY HAVE ANTI-TAKEOVER EFFECTS.

     Our Certificate of Incorporation authorizes the issuance of common stock in two classes, Class A common stock and Class B common stock. Each share of Class A common stock entitles the holder to one-twentieth of one vote on all matters to be voted upon by stockholders, while each share of Class B common stock entitles the holder to one full vote on each matter considered by the stockholders. In addition, our directors have the authority to issue additional shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The existence of two classes of common stock with different voting rights and the ability of our directors to issue additional shares of preferred stock could make it more difficult for a third party to acquire a majority of our voting stock. Other provisions of our Certificate of Incorporation and Bylaws, such as a classified board of directors, also may have the effect of discouraging, delaying or preventing a merger, tender offer or proxy contest, which could have an adverse effect on the market price of our Class A common stock.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the 3,285,000 shares of our Class A common stock offered by us will be approximately $94.5 million ($111.8 million if the underwriters' over-allotment option is exercised in full). Our estimate is based upon an assumed public offering price of $30.60 per share (the closing sale price of our Class A common stock on the New York Stock Exchange on June 6, 2002) after deducting the underwriters' discount and estimated offering expenses. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

     We expect to use the net proceeds of this offering for general corporate purposes, including:

     - acquisition of products, product rights, technologies or companies that are complementary to our business;

     - research and development of existing and new drug delivery technologies and pharmaceutical products; and

     - working capital.

     The precise application of the proceeds and the timing of expenditures may vary significantly depending upon numerous factors, including the number, timing and size of potential acquisitions, if any, and the method by which such acquisitions are financed, research and development progress, the results of preclinical and clinical studies, the timing of regulatory approvals, the timing and impact of new product introductions and the outcome of strategic partnering or licensing activities. Pending the use of proceeds, we may temporarily invest funds that we do not immediately need for these purposes in short-term, investment-grade securities, certificates of deposit, accounts at insured institutions or direct or guaranteed obligations of the United States.

                          PRICE RANGE OF COMMON STOCK

     Our Class A common stock and Class B common stock both trade on the New York Stock Exchange under the symbols "KV.a" and "KV.b," respectively. The following table sets forth the high and low closing sale prices per share of the Class A common stock and Class B common stock, as reported on the New York Stock Exchange, for the periods indicated.

                                                              CLASS A             CLASS B
                                                            COMMON STOCK        COMMON STOCK
                                                          ----------------    ----------------
                                                           HIGH      LOW       HIGH      LOW
                                                          ------    ------    ------    ------
YEAR ENDED MARCH 31, 2001
  First Quarter.........................................  $17.88    $12.63    $18.17    $13.17
  Second Quarter........................................   35.13     17.29     34.50     17.25
  Third Quarter.........................................   40.00     18.44     39.88     18.63
  Fourth Quarter........................................   30.40     16.60     30.50     16.70
YEAR ENDED MARCH 31, 2002
  First Quarter.........................................  $27.75    $16.50    $33.50    $16.25
  Second Quarter........................................   30.95     24.00     33.00     26.30
  Third Quarter.........................................   29.50     23.79     32.46     26.80
  Fourth Quarter........................................   29.43     23.90     33.03     27.00
YEAR ENDED MARCH 31, 2003
  First Quarter (through June 6, 2002)..................  $31.95    $26.55    $33.00    $30.35

     On June 6, 2002, the closing sale prices for our Class A common stock and Class B common stock, as reported on the New York Stock Exchange, were $30.60 and $31.60 per share, respectively. As of June 6, 2002, the number of holders of record of our Class A common stock and Class B common stock were 693 and 478, respectively.

                                DIVIDEND POLICY

     Since 1980 we have not declared or paid any cash dividends on our common stock and we do not plan to do so in the foreseeable future. No dividends may be paid on Class A or Class B common stock unless all dividends on our 7% cumulative convertible preferred stock have been declared and paid. Dividends must be paid on Class A common stock when, and if, we declare and distribute dividends on the Class B common stock. Undeclared and unaccrued cumulative preferred dividends were approximately $2.2 million, or $9.14 per share, at March 31, 2000 and 2001 and $366,000, or $9.14 per share, at March 31, 2002.
Also, under the terms of our credit agreement we may not pay cash dividends in excess of 25% of the prior fiscal year's consolidated net income. For the foreseeable future, we plan to use cash generated from operations for general corporate purposes, including funding potential acquisitions, research and development and working capital. Our board of directors reviews our dividend policy periodically. Any payment of dividends in the future will depend upon our earnings, capital requirements, financial condition and other factors considered relevant by our board of directors.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2002:

     - on an actual basis; and

     - on an adjusted basis to reflect our sale of 3,285,000 shares of Class A common stock offered by us hereby at an assumed public offering price of $30.60 per share and the application of the estimated net proceeds from the sale after deducting underwriting discounts and commissions and expenses.

     This information should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                  MARCH 31, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE
                                                                     AMOUNTS)
Cash and cash equivalents...................................  $ 12,109    $106,601
                                                              ========    ========
Long-term debt, including current portion:
  Revolving line of credit..................................  $     --    $     --
  Mortgages and other obligations...........................     5,099       5,099
                                                              --------    --------
Total long-term debt, including current portion.............  $  5,099    $  5,099
                                                              --------    --------
Shareholders' equity:
  7% cumulative convertible preferred stock, $0.01 par
     value; 840,000 shares authorized, 40,000 shares issued
     and outstanding, actual and as adjusted................        --          --
  Class A and Class B common stock, $0.01 par value;
     150,000,000 and 75,000,000 shares authorized,
     respectively:
     Class A common stock, 20,158,334 shares issued actual;
      23,618,334 shares issued as adjusted(1)(2)............       201         236
     Class B common stock, 10,711,514 shares issued actual,
      10,536,514 shares issued as adjusted(1)(2)............       108         106
  Additional paid-in capital................................    47,231     141,690
  Retained earnings.........................................   111,301     111,301
  Less: treasury stock, 40,493 shares of Class A and 53,428
     shares of Class B common stock, at cost................       (49)        (49)
                                                              --------    --------
Total shareholders' equity..................................   158,792     253,284
                                                              --------    --------
Total capitalization........................................  $163,891    $258,383
                                                              ========    ========

---------------
(1) Excludes (a) 1,696,368 shares of Class A common stock and 436,018 shares of Class B common stock reserved for issuance upon the exercise of outstanding options (having a weighted average exercise price of $12.45 and $11.11 per share, respectively) and an additional 2,245,200 shares of Class A common stock and 1,375,000 shares of Class B common stock reserved for issuance under future grants under our stock-based compensation plans and (b) 225,000 shares of Class A common stock reserved for issuance upon conversion of our outstanding 7% cumulative convertible preferred stock.

(2) Shares of Class A common stock to be offered by one of the selling stockholders will be acquired by the stockholder immediately prior to the closing of the offering by converting 175,000 shares of Class B common stock held by it into 175,000 shares of Class A common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Below we have presented information from our consolidated statements of income and consolidated balance sheets. Our consolidated financial statements as of March 31, 2002 and for the five years in the period then ended have been audited by BDO Seidman LLP, independent certified public accountants. You should read the following information in conjunction with our consolidated financial statements and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                        YEAR ENDED MARCH 31,
                                       -------------------------------------------------------
                                        1998        1999        2000        2001        2002
                                       -------    --------    --------    --------    --------
STATEMENT OF INCOME DATA:
Net revenues(1)......................  $97,714    $112,853    $142,734    $177,767    $204,105
Cost of sales........................   56,483      61,415      63,446      70,663      80,403
                                       -------    --------    --------    --------    --------
Gross profit.........................   41,231      51,438      79,288     107,104     123,702
                                       -------    --------    --------    --------    --------
Research and development.............    5,752       6,884       8,043       9,282      10,712
Selling and administrative(1)........   18,332      20,194      34,746      57,480      61,325
Amortization of intangible assets....      254         244       2,307       2,370       2,371
                                       -------    --------    --------    --------    --------
     Total operating expenses........   24,338      27,322      45,096      69,132      74,408
                                       -------    --------    --------    --------    --------
Operating income.....................   16,893      24,117      34,192      37,972      49,294
Other income (expense):
  Arbitration award..................       --      12,723       6,059          --          --
  Interest and other income..........      550       1,291         780         164         411
  Interest expense...................     (452)       (498)     (1,932)     (1,072)       (350)
                                       -------    --------    --------    --------    --------
Total other income (expense), net....       98      13,516       4,907        (908)         61
                                       -------    --------    --------    --------    --------
Income before income taxes...........   16,991      37,633      39,099      37,064      49,355
Provision for income taxes...........    5,687      14,293      14,791      13,439      17,891
                                       -------    --------    --------    --------    --------
  Net income.........................  $11,304    $ 23,340(2) $ 24,308(2) $ 23,625    $ 31,464
                                       =======    ========    ========    ========    ========
Net income per common
  share -- basic(3)..................  $  0.40    $   0.84(2) $   0.85(2) $   0.80    $   1.03
Weighted average number of shares --
  basic(3)...........................   27,141      27,302      27,975      28,981      30,408
Net income per share -- diluted(3)...  $  0.38    $   0.78(2) $   0.80(2) $   0.74    $   0.98
Weighted average number of shares --
  diluted(3).........................   29,462      29,957      30,528      31,993      32,165

                                                                    MARCH 31, 2002
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 12,109       $106,601
Working capital.............................................    81,397        175,889
Total assets................................................   195,192        289,684
Total long-term debt, including current portion.............     5,099          5,099
Total shareholders' equity..................................   158,792        253,284

---------------
(1) Under EITF 01-09, we reclassified certain prior period items which had been included in selling and administrative expenses to reduce net revenues. The reclassification did not affect reported operating income or net income.

(footnotes continued on following page)

(2) Net income in fiscal 1999 and 2000 includes non-recurring gains associated with arbitration awards of $12.7 million and $6.1 million, respectively, net of expenses. The awards, net of applicable income taxes and expenses, were $8.0 million, or $0.27 per common share on a diluted basis, in fiscal 1999 and $3.9 million, or $0.13 per common share on a diluted basis, in fiscal 2000.

(3) See Note 15 to our consolidated financial statements for an explanation of the determination of the number of shares used in calculating basic and diluted net income per share. Earnings per share amounts have been restated to reflect a three-for-two stock split in the form of a 50% stock dividend, distributed in September 2000.

(4) The as adjusted balance sheet data as of March 31, 2002 gives effect to the net proceeds from the sale of 3,285,000 shares of Class A common stock offered by us at an assumed offering price of $30.60 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are discussed throughout this report and specifically under the caption "Cautionary Statement Regarding Forward-Looking Information." In addition, the following discussion and analysis of the financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

BACKGROUND

     We develop, acquire, manufacture and market technologically distinguished branded and generic prescription pharmaceutical products. We also enter into licensing agreements with pharmaceutical marketing companies to develop and commercialize additional brand name products. Until the mid-1990's, we derived most of our revenues from our manufacturing and licensing activities. Today, we derive most of our revenues from our product sales. While we expect to continue to enter into new licensing agreements, we emphasize the development or acquisition and marketing of technologically distinguished prescription products, whether branded or generic, through our Ther-Rx and ETHEX business lines, as well as specialty raw materials through Particle Dynamics.

     In 1990, we established our ETHEX business to market and distribute technologically distinguished generic and non-branded alternative drugs that use our proprietary technologies. Net revenues from ETHEX have increased from $13.5 million in fiscal 1994 to $141.0 million in fiscal 2002.

     We launched our Ther-Rx business in 1999 to market branded pharmaceutical products. We acquired and introduced our first two of seven Ther-Rx branded products, Micro-K(R) and PreCare(R), in March and August 1999, respectively. Ther-Rx has also introduced four internally developed product line extensions to PreCare(R) since October 1999, including PrimaCare(TM), the first prescription prenatal/postnatal nutritional supplement with essential fatty acids specially designed to help provide nutritional support for women during pregnancy, postpartum recovery and throughout the childbearing years. In June 2000, we launched our first NDA approved product, Gynazole-1(R), a one-dose prescription cream treatment for vaginal yeast infections. Net revenues from Ther-Rx have increased from $1.8 million in fiscal 1999 to $40.4 million in fiscal 2002.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our significant accounting policies are described in Note 2 to our consolidated financial statements. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to the allowance for doubtful accounts receivable, allowance for inventories, sales allowances and useful life or impairment of other intangibles. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of judgments regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

     REVENUE RECOGNITION AND SALES ALLOWANCES. We recognize revenue at the time product is shipped to customers. We establish sales provisions for estimated chargebacks, discounts, rebates, returns, pricing adjustments and other sales allowances concurrently with the recognition of revenue. The sales provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, the expected market for the product, estimated customer inventory levels by product, price declines and current and projected economic conditions and levels of competition. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. We continually monitor the factors that influence sales allowance estimates and make adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of customers to make required payments. We extend credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the United States. Management specifically analyzes accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, percentage of accounts receivable by aging category and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. We also perform ongoing credit evaluations of our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Historically, our actual losses from uncollectible accounts have been insignificant.

     ALLOWANCE FOR INVENTORIES. Our inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. As appropriate, we make provisions to reduce inventories to their net realizable value.

     OTHER INTANGIBLE ASSETS. Other intangible assets consist of brand product rights purchased from other pharmaceutical companies, all of which are being amortized over 20-year periods. The amortization periods for product rights are based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired products. These factors include the product's position in its life cycle, competitive positioning, the existence or absence of like products in the market and various competitive and technical issues. Other intangible assets also consist of patents and trademarks, which are being amortized over periods ranging from five to 17 years. As of March 31, 2002, the net carrying amount of other intangibles was $40.7 million. Amortization is calculated using the straight-line method over the estimated useful life. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, we are in the process of reassessing the useful lives of our intangible assets, determining which intangible assets, if any, have indefinite lives and evaluating the extent of impairment, if any, of indefinite-lived intangible assets that may need to be recorded (see "-- Recently Issued Accounting Standards" below for a discussion on SFAS 142). We do not expect that the adoption of SFAS 142 will have a material effect on our financial condition or results of operations.

RESULTS OF OPERATIONS

     In the following table, we have summarized our historical results of operations as a percentage of net revenues. You should read this information in conjunction with our consolidated financial statements and related notes.

                                                         YEAR ENDED MARCH 31,
                                   ----------------------------------------------------------------
                                          2000                  2001                   2002
                                   ------------------    -------------------    -------------------
                                   AMOUNT     PERCENT     AMOUNT     PERCENT     AMOUNT     PERCENT
                                   -------    -------    --------    -------    --------    -------
                                                        (DOLLARS IN THOUSANDS)
NET REVENUES:
Generic products.................  $98,106      68.7%    $132,154      74.3%    $141,007      69.1%
Branded products.................   23,469      16.5       25,206      14.2       40,424      19.8
Specialty materials..............   17,182      12.0       17,088       9.6       19,557       9.6
Contract services/other..........    3,977       2.8        3,319       1.9        3,117       1.5
                                   -------     -----     --------     -----     --------     -----
     Total net revenues..........  142,734     100.0      177,767     100.0      204,105     100.0
Cost of sales....................   63,446      44.5       70,663      39.7       80,403      39.4
                                   -------     -----     --------     -----     --------     -----
Gross profit.....................   79,288      55.5      107,104      60.3      123,702      60.6
                                   -------     -----     --------     -----     --------     -----
OPERATING AND OTHER EXPENSES:
Research and development.........    8,043       5.6        9,282       5.2       10,712       5.2
Selling and administrative.......   34,746      24.3       57,480      32.4       61,325      30.0
Other (income) expense, net......   (4,907)     (3.4)         908       0.5          (61)       --
Amortization.....................    2,307       1.6        2,370       1.3        2,371       1.2
                                   -------     -----     --------     -----     --------     -----
     Total operating and other
       expenses..................   40,189      28.1       70,040      39.4       74,347      36.4
                                   -------     -----     --------     -----     --------     -----
Income before income taxes.......   39,099      27.4       37,064      20.9       49,355      24.2
Provision for income taxes.......   14,791      10.4       13,439       7.6       17,891       8.8
                                   -------     -----     --------     -----     --------     -----
Net income.......................  $24,308      17.0%    $ 23,625      13.3%    $ 31,464      15.4%
                                   =======     =====     ========     =====     ========     =====

FISCAL 2002 COMPARED TO FISCAL 2001

     REVENUES. Net revenues increased $26.3 million, or 14.8%, to $204.1 million in fiscal 2002 compared to $177.8 million in fiscal 2001. The increase in net revenues was due to increased sales of branded products, specialty generics and specialty materials.

     Branded product sales increased $15.2 million, or 60.4%, to $40.4 million in fiscal 2002 compared to $25.2 million in fiscal 2001. Branded product sales comprised 19.8% of net revenues in fiscal 2002 compared to 14.2% of net revenues in fiscal 2001. The increase in branded product sales was due to increased sales volume among all product categories. Sales from the women's health care family of products increased $11.3 million, or 69.2%, in fiscal 2002. Included in women's health care is the PreCare(R) family of prenatal products, which contributed $9.1 million of incremental sales in fiscal 2002 due to volume-related increases in market share. During the fourth quarter of fiscal 2002, Ther-Rx introduced PrimaCare(TM), a prescription prenatal/postnatal multivitamin and mineral supplement with essential fatty acids. We also market Gynazole-1(R), a vaginal antifungal product introduced in the first quarter of fiscal 2001. Due to its continued growth in market share, Gynazole-1(R) sales increased $2.2 million, or 38.1%, in fiscal 2002. Sales from the cardiovascular disease product line increased $4.0 million, or 47.8%, in fiscal 2002 as customer inventories returned to normal levels.

     Specialty generic product sales increased $8.9 million, or 6.7%, to $141.0 million in fiscal 2002 compared to $132.2 million in fiscal 2001. Specialty generic product sales comprised 69.1% of net revenues in fiscal 2002 compared to 74.3% of net revenues in fiscal 2001. The increase in specialty generic sales was primarily due to a $17.8 million increase in the sales volume of existing products coupled with

$10.8 million of incremental sales from new products. The cardiovascular product line, which comprised 45.4% of specialty generic sales, accounted for $7.2 million of the total sales growth. We introduced 14 new products in fiscal 2002. The volume growth experienced by specialty generics was partially offset by $19.7 million of product price erosion that resulted from normal and expected competitive pricing pressures on certain products.

     Specialty raw material product sales increased $2.5 million, or 14.4%, to $19.6 million in fiscal 2002 compared to $17.1 million in fiscal 2001. Specialty raw material product sales comprised 9.6% of net revenues in both fiscal 2002 and fiscal 2001. The increase in specialty raw material product sales was primarily due to sales of new products and increased sales of existing products.

     GROSS PROFIT. Gross profit increased $16.6 million, or 15.5%, to $123.7 million in fiscal 2002 compared to $107.1 million in fiscal 2001. The increase in gross profit was primarily attributable to the increased level of product sales. Gross profit as a percentage of net revenues increased slightly to 60.6% in fiscal 2002 compared to 60.3% in fiscal 2001. The higher gross profit percentage in fiscal 2002 resulted primarily from a shift in the mix of product sales toward higher margin branded products comprising a larger percentage of net revenues and favorable cost variances associated with increased production. The positive impact of these two factors was partially offset by the price erosion in certain specialty generic products discussed above.

     OPERATING EXPENSES. Research and development expense increased $1.4 million, or 15.4%, to $10.7 million in fiscal 2002 compared to $9.3 million in fiscal 2001. The increase in research and development expense was primarily due to higher costs associated with clinical testing connected to our internal product development efforts and higher personnel expenses related to expansion of our research and development staff. Research and development expense as a percentage of net revenues was flat at 5.2% in fiscal 2002 compared to fiscal 2001. In April 2002, we announced that we had received favorable results from screening studies on a number of products utilizing one of our newest drug delivery technologies. Because of the significant revenue and profit potential of these products, we plan to increase our research and development expenditures by approximately 75% to 80% in fiscal 2003 over fiscal 2002 levels.

     Selling and administrative expense increased $3.8 million, or 6.7%, to $61.3 million in fiscal 2002 compared to $57.5 million in fiscal 2001. The increase in selling and administrative expense was due primarily to an increase in personnel costs associated with administration and branded marketing. Selling and administrative expense as a percentage of net revenues decreased to 30.0% in fiscal 2002 compared to 32.4% in fiscal 2001.

     OTHER EXPENSE (INCOME). Interest expense decreased $0.7 million, or 67.4%, to $0.4 million in fiscal 2002 compared to $1.1 million in fiscal 2001. The decrease in interest expense was due to a corresponding reduction in debt.

     NET INCOME. As a result of the factors discussed above, net income improved by $7.8 million, or 33.2%, to $31.5 million in fiscal 2002 compared to $23.6 million in fiscal 2001.

FISCAL 2001 COMPARED TO FISCAL 2000

     REVENUES. Net revenues increased $35.0 million, or 24.5%, to $177.8 million in fiscal 2001 compared to $142.7 million in fiscal 2000. The increase in net revenues was due primarily to higher sales of specialty generic and branded products.

     Branded product sales increased $1.7 million, or 7.4%, to $25.2 million in fiscal 2001 compared to $23.5 million in fiscal 2000. The increase in sales was due to the introduction of Gynazole-1(R), a vaginal antifungal product, at the end of the first quarter of the fiscal year and higher sales of existing women's health care products. The introduction of Gynazole-1(R) contributed $6.0 million of incremental sales in fiscal 2001 due to increases in market share. Since its June 2000 launch, the product has captured 13.0% of total prescriptions written for vaginal antifungal creams. Existing women's health care products increased $5.3 million, or 101%, in fiscal 2001, due primarily to higher volume associated with increased market share of the PreCare(R) brand prenatal vitamin line. Including Gynazole-1(R), total sales of women's health care products increased 216% in fiscal 2001. These increases were partially offset by lower sales of the Micro-K(R) cardiovascular potassium supplement. Micro-K(R) sales were down $9.6 million in fiscal 2001 compared to fiscal 2000 as a result of speculative customer buying during the latter half of the prior year in anticipation of a year-end price increase.

     Specialty generic product sales increased $34.0 million, or 34.7%, to $132.2 million in fiscal 2001 compared to $98.1 million in fiscal 2000. The increase was due to incremental volume from new products introduced in fiscal 2001 ($18.1 million), a full year of sales of products introduced in fiscal 2000 ($2.2 million), net volume increases across the existing product line ($8.2 million), and increased pricing ($5.5 million), primarily on cardiovascular products. We introduced 10 new products in fiscal 2001. The increase in volume of the existing products was attributable to higher generic substitution rates, increased sales associated with trade shows and price increase buy-ins.

     Specialty raw material product sales were practically flat at $17.1 million in fiscal 2001 compared to fiscal 2000 due to a soft market in the general industry.

     Contract services and other revenues declined $0.7 million, or 16.5%, to $3.3 million in fiscal 2001 compared to $4.0 million in fiscal 2000. The decrease in contract services and licensing revenues was primarily due to lower contract manufacturing volume, reflecting a smaller customer base as we purposefully have de-emphasized lower margin contract manufacturing in our business strategy.

     GROSS PROFIT. Gross profit increased $27.8 million, or 35.1%, to $107.1 million in fiscal 2001 compared to $79.3 million in fiscal 2000. The increase in gross profit was primarily attributable to the increased level of product sales. Gross profit as a percentage of net revenues increased to 60.3% in fiscal 2001 compared to 55.5% in fiscal 2000. The higher gross profit percentage in fiscal 2001 was due primarily to favorable changes in product mix, lower costs within the specialty generic line, and higher pricing in the branded and generic line. Lower costs in specialty generics were due to favorable cost variances from increased volume and lower prices for material and ingredients. Of the 4.8 percentage point net increase, changes in product mix accounted for 2.4%, higher pricing accounted for 1.7% and lower costs accounted for 0.7% of the improvement.

     OPERATING EXPENSES. Research and development expense increased $1.2 million, or 15.4%, to $9.3 million in fiscal 2001 compared to $8.0 million in fiscal 2000. The increase in research and development expense was primarily due to payments made in connection with product co-development agreements and expansion of the research and development staff. Research and development expense as a percentage of net revenues decreased to 5.2% in fiscal 2001 compared to 5.6% in fiscal 2000.

     Selling and administrative expense increased $22.7 million, or 65.4%, to $57.5 million in fiscal 2001 compared to $34.7 million in fiscal 2000. The increase was due primarily to higher corporate administrative expenses, incremental marketing expenses in support of the specialty generics product line and continued investment in expanding the sales force for the branded products marketing division. Selling and administrative expense as a percentage of net revenues increased to 32.4% in fiscal 2001 compared to 24.3% in fiscal 2000. Corporate administrative expense was higher due to increases in payroll-related expenses of $2.7 million associated with expanding our management and administrative infrastructure to keep pace with our continued growth, higher professional fees of $2.1 million for various legal and consulting services and increased lease expense of $1.0 million from the acquisition of a leased facility for future expansion of our distribution operations and administrative offices. Marketing and selling expense associated with branded products increased $14.7 million in fiscal 2001, due primarily to expenses associated with the increase in the branded sales force and increased sampling costs in connection with the introduction of Gynazole-1(R) in fiscal 2001.

     Amortization expense was primarily attributable to the product acquisitions of Micro-K(R) and Pre-Care(R). These product acquisitions are being amortized on a straight-line basis over 20 years and there was no change compared to the prior year.

     OTHER INCOME (EXPENSE). Interest expense decreased $0.9 million, or 44.5%, to $1.1 million in fiscal 2001 compared to $2.0 million in fiscal 2000. The decrease in interest expense was due to lower long-term debt outstanding on our line of credit.

     Other income decreased $6.7 million in fiscal 2001 due primarily to a non-recurring gain related to an arbitration award of $6.1 million received in fiscal 2000 and a decrease in interest income of $0.6 million. See Note 16 to our consolidated financial statements.

     NET INCOME. As a result of the factors described above, net income decreased $0.7 million, or 2.8%, to $23.6 million in fiscal 2001 compared to $24.3 million in fiscal 2000. Excluding the effect of the non-recurring gain, net income increased $3.2 million, or 15.6%, to $23.6 million in fiscal 2001 compared to $20.4 in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash and cash equivalents and working capital were $12.1 million and $81.4 million, respectively, at March 31, 2002, compared to $4.1 million and $50.9 million, respectively, at March 31, 2001. The increasing level of net income associated with higher product sales continues to be the primary source of operating capital which we utilize to fund our businesses. The net cash flow from operating activities was $15.9 million in fiscal 2002 compared to $17.1 million in fiscal 2001. The 6.9% decline in operating cash flow resulted from an increase in receivables, offset partially by higher net income and increased accounts payable and accrued liabilities. The increase in receivables was primarily due to the receipt of certain delayed customer payments, which were collected subsequent to year-end, and the timing of wholesaler purchases within the fourth quarter of fiscal 2002. From year end through May 31, 2002, we have collected approximately $46.0 million of the March 31, 2002 accounts receivable balance outstanding. The increase in accounts payable reflected increased trade payables, which resulted from the timing of various material purchases, while the increase in accrued liabilities was attributable to a higher current tax liability.

     Capital expenditures of $8.5 million in fiscal 2002 were funded by net cash flows from operating activities. Our investment in capital assets was primarily for purchasing machinery and equipment to upgrade and expand our pharmaceutical manufacturing and distribution capabilities. We believe we have adequate resources to fund the estimated cost of $3.1 million to complete construction-in-progress at March 31, 2002.

     Long-term debt decreased to $5.1 million at March 31, 2002 compared to $5.8 million at March 31, 2001. The decrease resulted from principal payments made during fiscal 2002. In December 2001, we refinanced a $2.5 million building mortgage that was due in June 2002. The building mortgage bears interest at 7.57% and is due in December 2006.

     During December 2001, we increased our revolving credit agreement with LaSalle National Bank to $60.0 million. The revised agreement provides for the continuation of our $40.0 million revolving line of credit along with a supplemental credit line of $20.0 million for financing acquisitions. The revolving credit lines are unsecured. At March 31, 2002, we had no borrowings outstanding under either credit facility and $3.6 million in open letters of credit issued under the revolving credit line.

     The following table summarizes our contractual obligations at March 31, 2002 (in thousands):

                                                                                        2007 AND
CONTRACTUAL OBLIGATIONS                   TOTAL     2003     2004     2005     2006    THEREAFTER
-----------------------                  -------   ------   ------   ------   ------   ----------
Long-term debt.........................  $ 5,099   $  712   $2,258   $  438   $  233    $ 1,458
Operating leases.......................   21,793    2,726    2,785    2,487    2,171     11,624
                                         -------   ------   ------   ------   ------    -------
     Total contractual cash
       obligation......................  $26,892   $3,438   $5,043   $2,925   $2,404    $13,082
                                         =======   ======   ======   ======   ======    =======

     We believe our cash and cash equivalents balance, cash flows from operations and funds available under our credit facilities will be adequate to fund operating activities for the presently foreseeable future, including the payment of short-term and long-term debt obligations, capital improvements, research and development expenditures, product development activities and expansion of marketing capabilities for the branded pharmaceutical business. However, we continue to examine opportunities to expand our business through the acquisition of or investment in companies, technologies, product rights, research and development and other investments that are compatible with our existing business. We intend to use our available cash to help in funding any acquisitions or investments. Cash has been invested in short-term, highly liquid instruments. We may also use funds available under our credit facilities, or financing sources that subsequently become available, including the proceeds of this offering and future issuances of additional debt or equity securities, to fund these acquisitions or investments. If we were to fund one or more such acquisitions or investments, our capital resources, financial condition and results of operations could be materially impacted in future periods.

INFLATION

     Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services used by us. However, we believe that the net effect of inflation on our operations has been minimal during the past three years. In addition, changes in the mix of products sold and the effect of competition has made a comparison of changes in selling prices less meaningful relative to changes in the overall rate of inflation over the past three years.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, that upon adoption of SFAS 142, we reclassify the carrying amounts of certain intangible assets into or out of goodwill based on certain criteria in SFAS 141.

     SFAS 142 addresses accounting for intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. The statement also addresses accounting for goodwill and other intangible assets after they have been initially recognized in the financial statements. Intangible assets that have indefinite useful lives and goodwill will no longer be amortized, but instead must be tested at least annually for impairment using fair values. Intangible assets that have finite useful lives will continue to be amortized over their estimated useful lives. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001.

     Our previous business combinations were accounted for using the purchase method. As of March 31, 2002, the net carrying amount of goodwill and other intangible assets was $0.6 million and $40.7 million, respectively. In accordance with the adoption of SFAS 142, amortization of goodwill ceased effective April 1, 2002. Amortization of goodwill during the year ended March 31, 2002 was $55,000.

     At this time, we are reassessing the useful lives of previously recognized intangible assets, determining which intangible assets, if any, have indefinite lives and evaluating the extent of impairment, if any, of goodwill and indefinite-lived intangible assets that may need to be recorded. Amortization of other intangible assets was $2.3 million during the year ended March 31, 2002. We do not expect that the adoption of SFAS 142 will have a material effect on our financial condition or results of operations.

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. We do not believe the adoption of this statement will have a material impact on our results of operations or financial position.

     In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and certain provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and resolves other implementation issues related to SFAS 121. This statement is effective for fiscal years beginning after December 15, 2001. Based on our current operations, we do not expect the adoption of SFAS 144 to have a material impact on our results of operations or financial position.

     In November 2001, the Emerging Issues Task Force issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF 01-09 codified and reconciled the task force's consensuses on prior issues and identified other issues related to various aspects of the accounting for consideration given by a vendor to a customer or a reseller of the vendor's products. EITF 01-09 requires certain items we previously had reported as selling expenses to be reclassified as reductions of revenues in the income statement. EITF 01-09 is effective for reporting periods beginning after December 15, 2001 and we adopted it for the fourth quarter of our fiscal year ended March 31, 2002. In connection with the adoption and to conform to current period presentation, we reclassified certain prior period items which had been included in selling and administrative expenses to reduce net revenues. However, the reclassification did not affect reported net income or net sales growth rates.

                                    BUSINESS

OVERVIEW

     We are a fully integrated specialty pharmaceutical company that develops, acquires, manufactures and markets technologically distinguished branded and generic prescription pharmaceutical products. We have a broad range of internal dosage form capabilities including tablets, capsules, creams, liquids and ointments. We conduct our branded pharmaceutical operations through Ther-Rx Corporation. Ther-Rx currently markets products focused on the women's health and cardiovascular therapeutic areas. We conduct our generic pharmaceutical operations through ETHEX Corporation, which focuses principally on technologically distinguished generic products in multiple therapeutic categories, with a particular emphasis on the cardiovascular, women's health, pain management and respiratory areas. Through Particle Dynamics, Inc., we also develop, manufacture and market technologically advanced, value-added raw material products for the pharmaceutical, nutritional, personal care, food and other markets.

     We have a broad portfolio of drug delivery technologies which we leverage to create technologically distinguished brand name and specialty generic products. We have developed and patented 14 drug delivery and formulation technologies primarily in four principal areas: SITE RELEASE(R) bioadhesives, oral controlled release, tastemasking, and quick dissolving tablets. We incorporate these technologies in the products we market to control and improve the absorption and utilization of active pharmaceutical compounds. These technologies provide a number of benefits, including reduced frequency of administration, reduced side effects, improved drug efficacy, enhanced patient compliance and improved taste.

     We have a long history of developing drug delivery technologies. In the 1950's, we received what we believe to be the first patents for sustained release delivery systems which enhance the convenience and effectiveness of pharmaceutical products. In our earlier years, we used our technologies to develop products for other drug marketers. Our technologies have been used in several well known products including Actifed(R) 12-hour, Sudafed(R) SA, Centrum Jr.(R) and Kaopectate(R) Chewable. More recently, we have chosen to focus our drug development expertise on internally developed products for our branded and generic pharmaceutical businesses. For example, since its inception in March 1999, our Ther-Rx business has launched five internally developed branded pharmaceutical products, all of which incorporate our drug delivery technologies. In addition, most of the internally developed generic products marketed by our ETHEX business incorporate one or more of our drug delivery technologies.

     Our drug delivery technology has allowed us to differentiate our products in the marketplace, both in the branded and generic pharmaceutical arenas. We believe that this differentiation provides substantial competitive advantages for our products, allowing us to establish a record of growth and profitability and a leadership position in certain segments of our industry. Over the past five years, we have grown net revenues and net income at compounded annual growth rates of 20.2% and 29.2%, respectively.

THER-RX -- OUR BRAND NAME PHARMACEUTICAL BUSINESS

     We established our Ther-Rx business in 1999 to market brand name pharmaceutical products which incorporate our proprietary technologies. We currently focus on the areas of women's health and cardiovascular therapeutic categories. Since its inception, Ther-Rx has introduced seven products, two of which were acquired and five of which were developed internally using our proprietary technologies. As we evaluate product development and acquisition opportunities, we may expand our therapeutic focus. Ther-Rx generated $40.4 million of net sales during fiscal 2002, which represented 19.8% of our net revenues.

     We established our women's health care franchise through the August 1999 acquisition of PreCare(R), a prescription prenatal vitamin, from UCB Pharma, Inc. Since the acquisition, Ther-Rx reformulated the original product incorporating our controlled release technology and proprietary ingredients, and subsequently has launched four internally developed products as extensions to the PreCare(R) product line. Building upon the PreCare(R) acquisition, we have developed a line of proprietary products which makes Ther-Rx the leading provider of branded prescription prenatal vitamins in the United States.

     The first of our internally developed, patented line extensions to PreCare(R) was PreCare(R) Chewables, the world's first prescription chewable prenatal vitamin. PreCare(R) Chewables address a longstanding challenge to improve pregnant women's compliance with prenatal vitamin regimens by alleviating the difficulty that patients experience in swallowing large prenatal pills. Ther-Rx's second internally developed product, PremesisRx(TM), is an innovative prenatal prescription product that incorporates our controlled release Vitamin B(6). This product is designed for use in conjunction with a physician-supervised program to reduce pregnancy-related nausea and vomiting, which is experienced by 50% to 90% of women. The third product, PreCare(R) Conceive(TM), is the first single nutritional pre-conception supplement designed for use by both men and women. The fourth product, PrimaCare(TM), is the first prescription prenatal/postnatal nutritional supplement with essential fatty acids specially designed to help provide nutritional support for women during pregnancy, postpartum recovery and throughout the childbearing years. All of the products in the PreCare(R) product line have been formulated to contain 1 mg. of folic acid, which has been shown to reduce the incidence of fetal neural tube defects by at least 50%.

     In June 2000, Ther-Rx launched its first NDA approved product, Gynazole-1(R), the only one-dose prescription cream treatment for vaginal yeast infections. Gynazole-1(R) incorporates our patented drug delivery technology, VagiSite(R), the only clinically proven and FDA approved controlled release bioadhesive system. Since its launch, the product has gained a 13% market share in the U.S. prescription vaginal antifungal cream market. In addition, we have entered into four licensing agreements for the right to market Gynazole-1(R) in 49 countries outside of the United States. We expect to continue to license marketing rights for Gynazole-1(R) in additional international markets.

     Ther-Rx's cardiovascular product line consists of Micro-K(R), an extended-release potassium supplement used to replenish the electrolytes, primarily in patients who are on medication which depletes the levels of potassium in the body. We acquired Micro-K(R) in March 1999 from the pharmaceutical division of Wyeth.

     Ther-Rx has approximately 150 specialty sales representatives. Ther-Rx's sales force focuses on physician specialists who are identified through available market research as frequent prescribers of our prescription products. Ther-Rx also has a corporate sales and marketing management team dedicated to planning and managing Ther-Rx's sales and marketing efforts.

ETHEX -- OUR TECHNOLOGICALLY DISTINGUISHED GENERIC DRUG BUSINESS

     We established ETHEX, currently our largest business segment, in 1990 to utilize our portfolio of drug delivery systems to develop and market hard-to-copy generic pharmaceuticals. By focusing on difficult to produce niche generic products, we often experience limited competition for our products. As a result, many of our generic products enjoy high gross margins.

     We have incorporated our proprietary drug delivery technology in many of our generic pharmaceutical products. For example, we have included METER RELEASE(R), one of our proprietary controlled release technologies, into the only generic equivalent to Norpace(R) CR, an antiarrhythmic that is taken twice daily. Further, we have used our KV/24(R) once daily technology in the generic equivalent to IMDUR(R), a cardiovascular drug that is taken once per day. In addition, utilizing our specialty manufacturing expertise and a sublingual delivery system, we produced and marketed the first non-branded alternative to Nitrostat(R) sublingual, an anti-angina product which historically has been difficult to manufacture.

     To capitalize on ETHEX's unique generic product capabilities, we continue to expand our generic product portfolio. Over the past two years, we have introduced more than 20 new generic products and have a number of generic products currently in development. In the first six months of calendar year 2002, we have received five new ANDA approvals and have several currently pending.

     ETHEX's current product line consists of more than 80 products, of which approximately 58% are identified by IMS as the leading products in their respective generic categories. ETHEX's net sales were $141.0 million for fiscal 2002, which represented 69.1% of our net revenues. ETHEX primarily focuses on the therapeutic categories of cardiovascular, women's health, pain management and respiratory, leveraging our expertise in developing and manufacturing products in these areas. In addition, we pursue opportunities outside of these categories where we also may differentiate our products based upon our proprietary drug delivery technology and our specialty manufacturing expertise.

     CARDIOVASCULAR. ETHEX currently markets 17 products in its cardiovascular line, including products to treat angina, arrhythmia and hypertension, as well as for potassium supplementation. In addition to the generic versions of IMDUR(R) and Norpace CR(R), we recently received approvals to market the generic equivalents to Cardura(R) and Rythmol(R). The cardiovascular line accounted for approximately 45% of ETHEX's net revenues in fiscal 2002.

     WOMEN'S HEALTH CARE. ETHEX currently markets 18 products in its women's health care line, all of which are prescription prenatal vitamins. Based on the number of units sold, ETHEX is the leading provider of prescription prenatal vitamins in the United States. The women's health care line accounted for approximately 16% of ETHEX's net revenues in fiscal 2002.

     PAIN MANAGEMENT. ETHEX currently markets 13 products in its pain management line. Included in this line are several controlled substance drugs, such as morphine and hydromorphone, as well as oxycodone capsules, which are currently the only alternative to OxyIR(R) capsules. The pain management line accounted for approximately 11% of ETHEX's net revenues in fiscal 2002.

     RESPIRATORY. ETHEX currently markets over 20 products in its respiratory line, which consists primarily of cough/cold products. ETHEX is the leading provider on a unit basis of prescription cough/ cold products in the United States today. The cough/cold line accounted for approximately 16% of ETHEX's net revenues in fiscal 2002.

     OTHER THERAPEUTICS. In addition to our core therapeutic lines, ETHEX markets over 20 products in the gastrointestinal, dermatological, anti-inflammatory, digestive enzyme and general nutritional categories. These categories accounted for approximately 12% of ETHEX's net revenues in fiscal 2002.

     ETHEX has a dedicated sales and marketing team, which includes an outside sales team of regional managers and national account managers and an inside sales team. The outside sales force calls on wholesalers and distributors and national drugstore chains, as well as hospitals, nursing homes, independent pharmacies and mail order firms. The inside sales force calls on independent pharmacies to create pull-through at the wholesale level.

PARTICLE DYNAMICS, INC. -- OUR VALUE-ADDED RAW MATERIAL BUSINESS

     Particle Dynamics develops and markets specialty raw material product lines for the pharmaceutical, nutritional, food and personal care industries. Its products include value-added active drug molecules, vitamins, minerals and other raw material ingredients that provide benefits such as improved taste, altered or controlled release profiles, enhanced product stability or more efficient and other manufacturing process advantages and benefits. Particle Dynamics is also a significant supplier of value-added raw material for our Ther-Rx and ETHEX businesses. Net sales for Particle Dynamics were $19.6 million in fiscal 2002, which represented 9.6% of our net revenues. Particle Dynamics currently offers three distinct lines of specialty raw material products:

     - DESCOTE(R) is a family of microencapsulated tastemasked vitamins and minerals for use in chewable nutritional products, quick dissolve dosage forms, foods, children's vitamins and other products. This technology is incorporated in Centrum(R) and Centrum Jr.(R) vitamins and Flintstones(R), Bugs Bunny(R) and One a Day(R) vitamins.

     - DESTAB(TM) is a family of direct compression products that enables pharmaceutical manufacturers to produce tablets and caplets more efficiently and economically. This technology is incorporated in Di-gel(R), Maalox(R) Quick Dissolve, Tylenol PM(R) and Mylanta(R) gelcaps, Centrum(R) and Centrum Jr.(R) vitamins and Flintstones(R), Bugs Bunny(R) and One a Day(R) vitamins.

     - MicroMask(TM) is a family of products designed to alleviate problems associated with swallowing tablets. This is accomplished by offering superior tasting, chewable or quick dissolving dosage forms of medication. This technology is incorporated in Triaminic(R) Soft Chew and Children's Sudafed(R). In addition, we use MicroMask(TM) technology in PreCare(R) Prenatal caplet, PreCare(R) Chewables and PreCare(R) Conceive(TM), all of which are marketed by Ther-Rx.

STRATEGIES

     Our goal is to enhance our position as a leading specialty pharmaceutical company that utilizes its expanding drug delivery expertise to bring technologically distinguished brand name and generic products to market. Our strategies incorporate the following key elements:

     INTERNALLY DEVELOP BRAND NAME PRODUCTS. We apply our existing drug delivery technologies, research and development and manufacturing expertise to introduce new products which can expand our existing franchises. Since the acquisition and reformulation of PreCare(R), we have successfully introduced four internally developed brand name products, including PreCare(R) Chewables, PremesisRx(TM), PreCare(R) Conceive(TM) and PrimaCare(TM). These products incorporate our proprietary oral extended release and tastemasking technologies. In June 2000, Ther-Rx launched its first NDA approved product, Gynazole-1(R), the only one-dose prescription cream treatment for vaginal yeast infections. We plan to continue to use our research and development, manufacturing and marketing expertise to create unique brand name products within our core therapeutic areas. We currently have a number of products in clinical development, including product candidates in Phase III clinical trials.

     CAPITALIZE ON ACQUISITION OPPORTUNITIES. We actively seek acquisition opportunities for both Ther-Rx and ETHEX. Ther-Rx continually looks for platform acquisition opportunities similar to PreCare(R) around which we can build franchises. We believe that consolidation among large pharmaceutical companies, coupled with cost-containment pressures, has increased the level of sales necessary for an individual product to justify active marketing and promotion. This has led large pharmaceutical companies to focus their marketing efforts on drugs with higher volume sales, newer or novel drugs which have the potential for high volume sales and products which fit within core therapeutic or marketing priorities. As a result, major pharmaceutical companies increasingly have sought to divest small or non-strategic product lines, which can be profitable for specialty pharmaceutical companies like us.

     In making acquisitions, we apply several important criteria in our decision making process. We pursue products with the following attributes:

     - products which we believe have relevance for treatment of significant clinical needs;

     - promotionally sensitive maintenance drugs which require continual use over a long period of time, as opposed to more limited use products for acute indications;

     - products which are predominantly prescribed by physician specialists, which can be cost effectively marketed by our focused sales force; and

     - products which we believe have potential for technological enhancements and line extensions based upon our drug delivery technologies.

     FOCUS SALES EFFORTS ON HIGH VALUE NICHE MARKETS. We focus our Ther-Rx sales efforts on niche markets where we believe we can target a relatively narrow physician audience. Because our products are sold to specialty physician groups that tend to be relatively concentrated, we believe that we can address these markets cost effectively with a focused sales force. Currently, we have approximately 150 sales representatives who call on gynecologists and obstetricians. We plan to continue to build our sales force as necessary to accommodate future expansion of our product line.

     PURSUE ATTRACTIVE GROWTH OPPORTUNITIES WITHIN THE GENERIC INDUSTRY. We intend to continue to introduce generic counterparts to drugs whose patents have expired. When patents no longer protect a branded product, opportunities exist for ETHEX to introduce generic counterparts to branded products. Such generic or off-patent pharmaceutical products are generally sold at significantly lower prices than the branded product. Accordingly, off-patent pharmaceuticals provide a cost-efficient alternative to users of branded products. We believe the health care industry will continue to support growth in the generic pharmaceutical market and that industry trends favor generic product expansion into the managed care, long-term care and government contract markets. We further believe that our competitively priced, technologically distinguished generic products can help contain costs and improve patient compliance.

     ADVANCE EXISTING AND DEVELOP NEW DRUG DELIVERY TECHNOLOGIES. We believe our drug delivery platform of 14 distinguished technologies has unique breadth and depth. These technologies have enabled us to create innovative products, including Gynazole-1(R), the only one-dose vaginal antifungal prescription cream treatment for yeast infections, incorporating VagiSite(TM), our proprietary bioadhesive controlled release system. In addition, our tastemasking and controlled release systems are incorporated into our prenatal vitamins, providing them with differentiated benefits over other products on the market. We plan to continue to develop our drug delivery technologies and have identified various technologies with substantial growth potential, such as TransCell(TM), a novel bioadhesive, controlled release delivery system that may permit oral delivery of bioactive peptides and proteins that are normally degraded by stomach enzymes or first-pass liver effects.

OUR PROPRIETARY DRUG DELIVERY TECHNOLOGIES

     We are a leader in the development of proprietary drug delivery systems and formulation technologies which enhance the effectiveness of new therapeutic agents, existing pharmaceutical products and nutritional supplements. We have used many of these technologies to successfully commercialize technologically distinguished branded and generic products. Additionally, we continue to invest our resources in the development of new technologies. The following describes our principal drug delivery technologies.

     SITE RELEASE(R) TECHNOLOGIES. SITE RELEASE(R) is our largest family of technologies and includes eight systems designed specifically for oral, topical or interorificial use. These systems rely on controlled bioadhesive properties to optimize the delivery of drugs to either wet mucosal tissue or the skin and are the subject of issued patents and pending patent applications. Of the technologies developed, products using the VagiSite(TM) and DermaSite(TM) technologies have been successfully commercialized. Our fully developed technologies include the following:

     - VagiSite(TM) is a controlled release bioadhesive delivery system that incorporates advanced polyphasic principles to create a bioemulsion system delivering therapeutic agents to the vagina. We have outlicensed VagiSite(TM) for sale in international markets for the treatment of vaginal infections. VagiSite(TM) technology is used in Gynazole-1(R), a one-dose prescription cream treatment for vaginal yeast infections.

     - DermaSite(TM) is a semi-solid SITE RELEASE(R) configuration for topical applications to the skin. The bioadhesive and controlled release properties of the delivery platform have made possible the development of products requiring a significantly reduced frequency of application. DermaSite(TM) technology is used in Dermarin-L(TM), a topical antifungal product being marketed by the leading over-the-counter company in Japan, Taisho Pharmaceutical, Ltd.

     - OraSite(R) is a controlled release mucoadhesive delivery system administered orally in a solid or liquid form. A drug formulated with the OraSite(R) technology may be formulated as a liquid or as a lozenge in which the dosage form liquifies upon insertion and adheres to the mucosal surface of the mouth, throat and esophagus. OraSite(R) possesses characteristics particularly advantageous to therapeutic categories such as oral hygiene, sore throat and periodontal and upper gastointestinal tract disorders.

     - OraSert(TM) is a solid dosage-form application system specifically designed for localized delivery of active agents to the oral tissues. The product is formulated as a "cough drop" type tablet, which immediately liquifies upon placement in the mouth and bioadheres to mucosal tissue in the mouth, throat and esophagus. OraSert(TM) possesses characteristics particularly advantageous to therapeutic applications such as periodontal disease, respiratory conditions, pharyngeal conditions and upper gastrointestinal tract disorders.

     - BioSert(TM) is a bioadhesive delivery system in a solid insert formulation for vaginal or rectal administration, similar in appearance to a vaginal or rectal suppository, which can be used for both local and systemic delivery of drugs. The BioSert(TM) dosage form liquifies and bioadheres to vaginal or rectal tissues, which is of particular benefit when a patient can no longer tolerate orally administered medications. We are currently developing several drug products that utilize the BioSert(TM) technology, including non-steroidal anti-inflammatory drugs, or NSAIDs, and antifungals for a local effect and opioids for a systemic effect.

     In addition, the following SITE RELEASE(R) technologies are currently under development:

     - TransCell(TM) is a novel bioadhesive, controlled release delivery system that may permit oral delivery of bioactive peptides and proteins that are normally degraded by stomach enzymes or first-pass liver effects. The TransCell(TM) technology was specifically designed to provide an oral delivery alternative to biotechnology and other compounds that currently are delivered as injections or infused. In "proof of principle" and "proof of concept" studies conducted during fiscal 2002, the TransCell(TM) delivery system demonstrated the successful oral delivery of the hormone calcitonin, a drug used in the treatment and prevention of osteoporosis and to normalize calcium levels in renal dialysis patients.

     - OcuSite(TM) is a liquid, microemulsion delivery system intended for topical applications in the eye. The microemulsion formulation lends optical clarity to the application and is ideal for ophthalmic use. The bioadhesive and controlled release properties of this delivery system allow for reduced dosing regimentation.

     - PulmoSite(TM) applies bioadhesive and controlled release characteristics to drug agents that are to be inhaled for either local action to the lung or for systemic absorption.

     ORAL CONTROLLED RELEASE TECHNOLOGIES. The technological preeminence of our advanced drug delivery systems was established in the development of our three oral controlled release technologies, all of which have been commercialized. Our systems can be individually designed to achieve the desired release profile for a given drug. The release profile is dependent on many parameters, such as drug solubility, protein binding and site of absorption. Some of the products utilizing our oral controlled release systems in the market include Isosorbide-5-Mononitrate (an AB rated generic equivalent to IMDUR(R)) and Disopyramide Phosphate (an AB rated generic equivalent of Norpace(R) CR). Our patented technologies include the following:

     - KV/24(R) is a multi-particulate drug delivery system that encapsulates one or more drug compounds into spherical particles which release the active drug or drugs systemically over an 18- to 24-hour period, permitting the development of once-a-day drug formulations. We believe that our KV/24(R) oral dosing system is the only commercialized 24-hour oral controlled release system that is successfully able to incorporate more than one active compound.

     - METER RELEASE(R) is a polymer-based drug delivery system that offers different release characteristics than KV/24(R) and is used for products that require drug release rates of between eight and 12 hours. We have developed METER RELEASE(R) systems in tablet, capsule and caplet form that have been commercialized in ETHEX products in the cardiovascular, gastrointestinal and upper respiratory product categories.

     - MICRO RELEASE(R) is a microparticulate formulation that encapsulates therapeutic agents, employing smaller particles than KV/24(R) and METER RELEASE(R). This system is used to extend the release of drugs in the body where precise release profiles are less important.

       MICRO RELEASE(R) has been commercialized in prescription products marketed by ETHEX and Ther-Rx as well as over-the-counter nutritional products.

     TASTEMASKING TECHNOLOGIES. Our tastemasking technologies improve the taste of unpleasant drugs. Our three patented tastemasking systems can be applied to liquids, chewables or dry powders. We first introduced tastemasking technologies in 1991 and have utilized them in a number of Ther-Rx and
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ETHEX products, including PreCare(R) Chewables and most of the liquid products that are sold in ETHEX's cough/cold line. Our patented technologies include the following:

     - LIQUETTE(R) is a tastemasking system that incorporates unpleasant tasting drugs into a hydrophilic and lipophilic polymer matrix to suppress the taste of a drug. This technology is used for mildly to moderately distasteful drugs where low manufacturing costs are particularly important.

     - FlavorTech(R) is a liquid formulation technology designed to reduce the objectionable taste of a wide variety of therapeutic products. FlavorTech(R) technology has been used in cough/cold syrup products sold by ETHEX and has special application to other products, such as antibiotic, geriatric and pediatric pharmaceuticals.

     - MicroMask(TM) is a tastemasking technology that incorporates a dry powder, microparticulate approach to reducing objectionable tastes by sequestering the unpleasant drug agent in a specialized matrix. This formulation technique has the effect of "shielding" the drug from the taste receptors without interfering with the dissolution and ultimate absorption of the agent within the gastrointestinal tract. MicroMask(TM) is a more potent tastemasking technology than LIQUETTE(R) and has been used in connection with two Ther-Rx products.

     QUICK DISSOLVING TECHNOLOGY. Our OraQuick(TM) system is a quick-dissolving tablet technology that provides the ability to tastemask, yet dissolves in the mouth in a matter of seconds. Most other quick-dissolving technologies offer either quickness at the expense of poor tastemasking or excellent tastemasking at the expense of quickness. While still under development, this system allows for a drug to be quickly dissolved in the mouth, and can be combined with tastemasking capabilities that offer a unique dosage form for the most bitter tasting drug compounds. We have been issued patents and have patents pending for this system with the PTO.

SALES AND MARKETING

     Ther-Rx has a national sales and marketing infrastructure which includes approximately 150 sales representatives dedicated to promoting and marketing our branded pharmaceutical products to targeted physician specialists. By targeting physician specialists, we believe we can compete successfully without the need to build a larger sales force. We also have a national sales management team, as well as a sales team dedicated to managed care and trade accounts and an inside sales team.

     We seek to increase the sales of our branded pharmaceutical products through physician sales calls and promotional efforts, including sampling, advertising and direct mail. For acquired branded products, we generally increase the level of physician sales calls and promotion relative to the previous owner. For example, with the PreCare(R) prenatal sales efforts, we increased the level of physician sales calls and sampling to the highest prescribers of prenatal vitamins. We also have enhanced our PreCare(R) brand franchise by launching four more line extensions to address unmet needs, including the launch of PreCare(R) Chewables, Premesis Rx(TM), PreCare(R) Conceive(TM) and PrimaCare(TM). The PreCare(R) product line enables us to deliver a full range of nutritional products for physicians to prescribe to women in their childbearing years. In addition, we added to our women's health care family of products in June 2000 with the introduction of our first NDA approved product, Gynazole-1(R), the only one-dose prescription cream treatment for yeast infections. By offering multiple products to the same group of physician specialists, we are able to maximize the effectiveness of our experienced sale force.

     ETHEX has an experienced sales and marketing team, which includes an outside sales team, regional account managers, national account managers and an inside sales team. The outside sales force calls on wholesalers, distributors and national drugstore chains, as well as hospitals, nursing homes, mail order firms and independent pharmacies. The inside sales team calls on independent pharmacies to create pull-through at the wholesale level.

     We believe that industry trends favor generic product expansion into the managed care, long-term care and government contract markets. Further, we believe that our competitively priced, technologically distinguished generic products can fulfill the increasing need of these markets to contain costs and improve
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patient compliance. Accordingly, we intend to continue to devote significant marketing resources to the penetration of such markets.

     Particle Dynamics has a specialized technical sales group that calls on the leading companies in the pharmaceutical, nutritional, personal care, food and other markets in the United States.

     During fiscal 2002 and 2001, the Company's three largest customers accounted for 20%, 19% and 13%, and 23%, 20% and 14%, respectively, of gross revenues. These customers were McKesson Drug Company, Cardinal Health and Amerisource Corporation, respectively. In fiscal 2000, the Company's two largest customers, McKesson Drug Company and Cardinal Health, accounted for 18% and 12%, respectively, of the Company's gross revenue.

     Although we sell internationally, we do not have material operations or sales in foreign countries and our sales are not subject to unusual geographic concentration.

RESEARCH AND DEVELOPMENT

     Our research and development activities include the development of new and next generation drug delivery technologies, the formulation of brand name proprietary products and the development of technologically distinguished generic versions of previously approved brand name pharmaceutical products. In fiscal 2000, 2001 and 2002, total research and development expenses were $8.0 million, $9.3 million, and $10.7 million, respectively.

     Ther-Rx currently has a number of products in its research and development pipeline at various stages of development, including product candidates in Phase III clinical trials. We believe we have the technological expertise required to develop unique products to meet currently unmet needs in the area of women's health, as well as other therapeutic areas.

     ETHEX currently has more than 30 products in its research and development pipeline at various stages of development and exploration. Our development process consists of formulation, development and laboratory testing, and where required (1) preliminary bioequivalency studies of pilot batches of the manufactured product, (2) full scale bioequivalency studies using commercial quantities of the manufactured product and (3) submission of an ANDA, to the FDA. We believe that, unlike many generic drug companies, we have the technical expertise required to develop generic substitutes to the hard-to-copy branded pharmaceutical products.

     Since January 1, 2002, ETHEX has received five ANDA approvals from the FDA. The five products approved include generic equivalents to Rythmol(R), Buspar(R), Lortab(R) Elixir, K-Dur(R) and Prelone(R).

     In addition to our internal marketing efforts, we have licensed the exclusive rights to co-develop and market nine products with other drug delivery companies. These products will be generic equivalents to brand name products with aggregate annual sales totaling approximately $2.5 billion and are expected to be launched at various times beginning in fiscal 2005.

     Particle Dynamics currently has more than 20 products in its research and development pipeline at various stages of development. Particle Dynamics applies its technologies to a diverse number of active and inactive chemicals for more efficient processing of materials to achieve benefits such as prolonged action of release, tastemasking, making materials more site specific and other benefits. Typically, the finished products into which the specialty raw materials are incorporated do not require FDA approval. We expect to market a number of new specialty raw material products in fiscal 2003.

     We continually apply our scientific and development expertise to refine and enhance our existing drug delivery systems and formulation technologies and to create new technologies that may be used in our drug development programs. Certain of these technologies currently under development include advanced oral controlled release systems, quick dissolving oral delivery systems (with and without tastemasking characteristics) and transesophageal and intrapulmonary delivery technologies.

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PATENTS AND OTHER PROPRIETARY RIGHTS

     Our policy is to file patent applications in appropriate situations to protect and preserve, for our own use, technology, inventions and improvements that we consider important to the development of our business. We currently hold domestic and foreign issued patents the last of which expires in 2018 relating to our controlled release, site-specific, quick dissolve and tastemasking technologies. We have been granted 28 U.S. patents and have 17 U.S. patent applications pending. In addition, we have 36 foreign issued patents and a total of 64 patent applications pending primarily in Canada, Europe, Australia, Japan and South Korea.

     Our success will also depend to a significant extent on our ability to obtain and enforce patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The pharmaceutical industry is crowded and a substantial number of patents have been issued. In addition, the patent position of pharmaceutical companies can be highly uncertain and frequently involves complex legal and factual questions. As a result, the breadth of claims allowed in patents relating to pharmaceutical applications or their enforceability cannot be predicted. To the extent we endeavor to protect our inventions outside the United States, statutory differences in patentable subject matter may limit the protection we can obtain. For example, methods of treating humans are not patentable in some countries outside of the United States. These and other issues may prevent us from obtaining patent protection outside of the United States. Patents are examined for patentability at patent offices against bodies of prior art which by their nature may be incomplete and imperfectly categorized. Therefore, even presuming that the examiner has been able to identify and cite the best prior art available to him during the examination process, any patent issued to us could later be found by a court or a patent office during post issuance proceedings to be invalid in view of newly-discovered prior art or already considered prior art. Furthermore, there are categories of "secret" prior art unavailable to any examiner, such as the prior inventive activities of others, which could form the basis for invalidating any patent. In addition, there are other reasons why a patent may be found to be invalid, such as an offer for sale or public use of the patented invention in the United States more than one year before the filing date of the patent application. Moreover, a patent may be deemed unenforceable if, for example, the inventor or the inventor's agents failed to disclose prior art to the PTO that they knew was material to patentability.

     The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in the United States or abroad. Consequently, there can be no assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in the United States filed prior to November 29, 2000 are currently maintained in secrecy until and unless patents issue, and patent applications in certain other countries generally are not published until more than 18 months after they are first filed (which generally is the case in the United States for applications filed on or after November 29, 2000), and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any licensor was the first creator of inventions covered by pending patent applications or that we or licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications or that we or our licensors were the first to file patent applications on such inventions. Furthermore, patents already issued to us or our pending applications may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings in the PTO, or opposition proceedings in a foreign country. The result of these proceedings can be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. These and other issues may prevent us from obtaining patent protection outside of the United States.

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     We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain our competitive position. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these agreements or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets.

     We currently own more than 45 U.S. and foreign trademark registrations and have also applied for trademark protection for the names of our proprietary controlled-release, tastemasking, site-specific and quick dissolve technologies. We intend to continue to trademark new technology and product names as they are developed.

     To protect our trademark, domain name, and related rights, we generally rely on trademark and unfair competition laws, which are subject to change. Some, but not all, of our trademarks are registered in the jurisdictions where they are used. Some of our other trademarks are the subject of pending applications in the jurisdictions where they are used or intended to be used and others are not.

     It is possible that third parties may own or could acquire rights in trademarks or domain names in the United States or abroad that are confusingly similar to or otherwise compete unfairly with our marks and domain names, or that our use of trademarks or domain names may infringe or otherwise violate the intellectual property rights of third parties. The use of similar marks or domain names by third parties could decrease the value of our trademarks or domain names and hurt our business, for which there may be no adequate remedy.

     We may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Such defense could require us to incur substantial expense and to divert significant effort of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Although patent and other intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products. Litigation may also be necessary to enforce our patents against others or to protect our trademarks, know-how or trade secrets. Such litigation could result in substantial expense and there cannot be assurance that any litigation will be resolved in our favor.

MANUFACTURING AND FACILITIES

     We believe that our administrative, research, manufacturing and distribution facilities are an important factor in achieving our long-term growth objectives. All facilities, aggregating approximately 835,000 square feet, are located in the St. Louis, Missouri area. We own approximately 299,000 square feet, with the balance under various leases at pre-determined annual rates under agreements expiring from 2002 through 2012, subject in most cases to renewal at our option. We believe the facilities are suitable for the purposes for which they are used and adequate to meet our needs for at least the next three years.

     We manufacture drug products in liquid, semi-solid, tablet, capsule and caplet forms for distribution by Ther-Rx, ETHEX and its corporate licensees and value-added specialty raw materials for distribution by Particle Dynamics. We believe that all of our facilities comply with applicable regulatory requirements.
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     We seek to maintain inventories at sufficient levels to support current production and sales levels. During fiscal 2002, we encountered no serious shortage of any particular raw materials and have no indication that significant shortages will occur in the foreseeable future.

COMPETITION

     Competition in the development and marketing of pharmaceutical products is intense and characterized by extensive research efforts and rapid technological progress. Many companies, including those with financial and marketing resources and development capabilities substantially greater than our own, are engaged in developing, marketing and selling products that compete with those that we offer. Our branded pharmaceutical products may also be subject to competition from alternate therapies during the period of patent protection and thereafter from generic equivalents. In addition, our generic pharmaceutical products may be subject to competition from pharmaceutical companies engaged in the development of alternatives to the generic products we offer or of which we undertake development. Our competitors may develop generic products before we do or may have pricing advantages over our products. In our specialty pharmaceutical businesses, we compete primarily on the basis of product efficacy, breadth of product line and price. We believe that our patents, proprietary trade secrets, technological expertise, product development and manufacturing capabilities position us to maintain a leadership position in the field of advanced drug delivery technologies and to continue to develop products to compete effectively in the marketplace.

     In addition, we compete with other pharmaceutical companies that acquire branded product lines from other pharmaceutical companies. These competitors may have substantially greater financial and managerial resources than we do. Accordingly, our competitors may succeed in product line acquisitions that we seek to acquire.

     We also compete with drug delivery companies engaged in the development of alternative drug delivery systems. We are aware of a number of companies currently seeking to develop new non-invasive drug delivery systems, including oral delivery and transmucosal systems. Many of these companies may have greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than we do. Accordingly, our competitors may succeed in developing competing technologies, obtaining FDA approval for products or gaining market acceptance more rapidly than we do.

GOVERNMENT REGULATION

     All pharmaceutical manufacturers are subject to extensive regulation by the federal government, principally the FDA, and, to a lesser extent, by state, local and foreign governments. The FDCA and other federal statutes and regulations govern or influence, among other things, the development, testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising, promotion, sale and distribution of pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing, and FDA inspections.

     With respect to any non-biological "new drug" product with active ingredients not previously approved by the FDA, a prospective manufacturer must submit a full NDA, including complete reports of preclinical, clinical and other studies to prove the product's safety and efficacy. A full NDA may also need to be submitted for a drug product with a previously approved active ingredient if, among other things, the drug will be used to treat an indication for which the drug was not previously approved, or if the abbreviated procedure discussed below is otherwise not available. A manufacturer intending to conduct clinical trials in humans for a new drug may be required first to submit a Notice of Claimed Investigational Exception for a New Drug, or IND, to the FDA containing information relating to preclinical and clinical studies. INDs and full NDAs may be required to be filed to obtain approval of certain of our products, including those that do not qualify for abbreviated application procedures. The full NDA process, including clinical development and testing, is expensive and time consuming.

     The Drug Price Competition and Patent Restoration Act of 1984, known as the Waxman-Hatch Act, established ANDA procedures for obtaining FDA approval for generic versions of many non-biological
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drugs for which patent or marketing exclusivity rights have expired and which are bioequivalent to previously approved drugs. "Bioequivalence" for this purpose, with certain exceptions, generally means that the proposed generic formulation is absorbed by the body at the same rate and extent as a previously approved "reference drug." Approval to manufacture these drugs is obtained by filing abbreviated applications, such as ANDAs. As a substitute for clinical studies, the FDA requires data indicating the ANDA drug formulation is bio-equivalent to a previously approved reference drug among other requirements. Analogous abbreviated application procedures apply to antibiotic drug products that are bio-equivalent to previously approved antibiotics. The advantage of the ANDA approval mechanism, compared to an NDA, is that an ANDA applicant is not required to conduct preclinical and clinical studies to demonstrate that the product is safe and effective for its intended use and may rely, instead, on studies demonstrating bio-equivalence to a previously approved reference drug.

     In addition to establishing ANDA approval mechanisms, the Waxman-Hatch Act fosters pharmaceutical innovation through such incentives as non-patent exclusivity and patent restoration. The Act provides two distinct exclusivity provisions that either preclude the submission or delay the approval of an ANDA. A five-year exclusivity period is provided for new chemical compounds, and a three-year marketing exclusivity period is provided for changes to previously approved drugs which are based on new clinical investigations essential to the approval. The three-year marketing exclusivity period may be applicable to the approval of a novel drug delivery system. The marketing exclusivity provisions apply equally to patented and non-patented drug products. These provisions do not delay or otherwise affect the approvability of full NDAs even when effective ANDA approvals are not available. For drugs covered by patents, patent extension may be provided for up to five years as compensation for reduction of the effective life of the patent resulting from time spent in conducting clinical trials and in FDA review of a drug application.

     There has been substantial litigation in the biomedical, biotechnology and pharmaceutical industries with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. One or more patents cover most of the proprietary products for which we are developing generic versions. When we file an ANDA for such drug products, we will, in most cases, be required to certify to the FDA that any patent which has been listed with the FDA as covering the product is invalid or will not be infringed by our sale of our product. Alternatively, we could certify that we would not market our proposed product until the applicable patent expires. A patent holder may challenge a notice of noninfringement or invalidity by filing suit for patent infringement, which would prevent FDA approval until the suit is resolved or until at least 30 months has elapsed (or until the patent expires, whichever is earlier). Should any entity commence a lawsuit with respect to any alleged patent infringement by us, the uncertainties inherent in patent litigation would make the outcome of such litigation difficult to predict.

     In addition to marketing drugs which are subject to FDA review and approval, we market products under (a) certain "grandfather" clauses of the FDCA that exempt certain categories of drugs from some or all pre-market approval requirements, and (b) additional statutory and regulatory exceptions from pre-market approval requirements that apply to certain drug products that fall outside of the legal definition of a "new drug." A determination as to whether a particular product does or does not require pre-market NDA or ANDA approval can involve numerous complex considerations. The FDA has published a Compliance Policy Guide that recognizes the marketing of certain categories of drug products without an approved NDA or ANDA as long as those products are not significantly different in formulation than products marketed before November 13, 1984. With respect to these products, any enforcement action initiated by the FDA would typically affect all similarly situated products at the same time and in a similar manner. If a product is significantly different from all products marketed before November 13, 1984 or falls outside of the scope of the Compliance Guide or raises significant new questions of safety or effectiveness, however, the FDA could make a determination whether or not the new drug provisions are applicable to it without first implementing the procedures called for by the policy guide and could single out the product for immediate regulatory action, including seizure or injunction against further marketing. We list all of our marketed drug products, as required, with the FDA. We believe that each of our generic products which has been marketed without FDA approval qualifies for deferral of regulatory action under

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the Compliance Policy Guide or under other agency policies. The FDA has initiated no regulatory or judicial proceeding to prevent the marketing of any of these products. However, if a determination is made by the FDA that a particular drug requires an approved NDA or ANDA, we may be required to cease distribution of the product until such approval is obtained.

     In addition to obtaining pre-market approval for certain of our products, we are required to maintain all facilities in compliance with the FDA's current cGMP requirements. In addition to compliance with cGMP each pharmaceutical manufacturer's facilities must be registered with the FDA. Manufacturers must also be registered with the DEA and similar state and local regulatory authorities if they handle controlled substances, and with the EPA and similar state and local regulatory authorities if they generate toxic or dangerous wastes. Noncompliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production and distribution, refusal of the government to enter into supply contracts or to approve NDA's, ANDA's or other applications and criminal prosecution. The FDA also has the authority to revoke for cause drug approvals previously granted.

     The Prescription Drug Marketing Act, or PDMA, which amended various sections of the FDCA, requires, among other things, state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. It also imposes detailed requirements on the distribution of prescription drug samples as those distributed by the Ther-Rx sales force. The PDMA sets forth substantial civil and criminal penalties for violations of these and other provisions.

     For international markets, a pharmaceutical company is subject to regulatory requirements, inspections and product approvals substantially the same as those in the United States. In connection with any future marketing, distribution and license agreements that we may enter, our licensees may accept or assume responsibility for such foreign regulatory approvals. The time and cost required to obtain these international market approvals may be greater or lesser than those required for FDA approval.

     Product development and approval within this regulatory framework take a number of years, involve the expenditure of substantial resources and is uncertain. Many drug products ultimately do not reach the market because they are not found to be safe or effective or cannot meet the FDA's other regulatory requirements. In addition, the current regulatory framework may change and additional regulation may arise at any stage of our product development that may affect approval, delay the submission or review of an application or require additional expenditures by us. We may not be able to obtain necessary regulatory clearances or approvals on a timely basis, if at all, for any of our products under development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business.

EMPLOYEES

     As of March 31, 2002, we employed a total of 860 employees. We are party to a collective bargaining agreement covering 149 employees that will expire December 31, 2004. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

     ETHEX is a defendant in a lawsuit styled Healthpoint, Ltd. v. ETHEX Corporation, pending in federal court in the Western District of Texas, San Antonio Division. The suit was filed by Healthpoint on August 3, 2000 and later was joined by companies affiliated with Healthpoint. In general, the plaintiffs allege that ETHEX's promotion of its Ethezyme(TM) product as an alternative to Healthpoint's Accuzyme(R) product resulted in false advertising and misleading statements under various federal and state laws, and unfair competition and misappropriation of trade secrets. In September 2001, the jury returned verdicts against ETHEX on certain false advertising, unfair competition and misappropriation claims. The jury awarded compensatory and punitive damages totaling $16.5 million. In addition, Healthpoint has asked the court to enter judgment in accordance with the jury's verdict with respect to compensatory and
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punitive damages. Healthpoint has also asked the court to award $10 million in enhanced damages ($2.7 million more than the jury recommended) and attorneys fees which are believed to be in excess of $1 million. We and our counsel believe that the jury's recommended award is excessive and is not sufficiently supported by the facts or the law. We intend to vigorously appeal any adverse judgment the court may enter. In the event an adverse decision against us occurs, appropriate provisions for liability, if any, would be provided for in our financial statements at the time of the court's ruling. We have filed motions asking the court to overrule the jury's verdicts or, in the alternative, grant a new trial. However, we can offer no assurances that we will prevail or that the jury's verdicts will be reduced or set aside. If we do not prevail and are ordered by the court to pay damages in accordance with the jury's verdicts or the higher amount sought by Healthpoint, our profitability would be impaired and our liquidity reduced.

     We previously manufactured two low volume pharmaceutical products that contained phenylpropanolame, or PPA, and that were discontinued in 2000 and 2001, respectively. We have been named one of several defendants in two product liability lawsuits in federal court in Nevada and Kentucky, respectively, involving PPA. These two lawsuits have been transferred to the nationwide, multi-district litigation for PPA claims now pending in the U.S. District Court for the Western District of Washington. Each lawsuit alleges bodily injury, wrongful death, economic injury, punitive damages, loss of consortium and/or loss of services from the use of our manufactured, marketed and/or distributed pharmaceuticals containing PPA that have since been discontinued and/or reformulated to exclude PPA. Discovery in these cases is ongoing. We believe that we have substantial defenses to these claims, though the ultimate outcome of these cases and the potential material affect on us cannot be determined.

     We are being defended and indemnified in these two PPA lawsuits by our primary commercial general liability insurer subject to aggregate products-completed operations policy limits in the amount of $10 million and subject to a reservation of rights. Our product liability-completed operations coverage was obtained on a claims made basis and provides coverage for judgments, settlements and defense costs arising from product liability claims. However, such insurance may not be adequate to remove the risk from some or all product liability claims, including PPA claims, and is subject to the limitations described in the terms of the policies. Furthermore, in accordance with a standard industry exclusion, our product liability coverage for PPA claims will expire on June 15, 2002. We may not be able to obtain product liability insurance in the future for PPA claims or other product liability claims with adequate coverage limits at commercially reasonable prices. Consequently, as of June 16, 2002, we may have to provide for legal defense costs and indemnity payments involving PPA claims and/or other product liability claims on a going forward basis. From time to time in the future, we may be subject to further litigation resulting from products containing PPA that we formerly manufactured and sold and we intend to vigorously defend any claims that may be raised in the current and future litigations.

     From time to time, we become involved in various legal matters, in addition to the above-described matters, that we consider to be in the ordinary course of business. While we are not presently able to determine the potential liability, if any, related to such matters, we believe none of such matters, individually or in the aggregate, will have a material adverse effect on our financial position.

                                   MANAGEMENT

     The following table sets forth certain information with respect to our directors, executive officers and certain key employees:

NAME                                        AGE                         POSITION
----                                        ---                         --------
Victor M. Hermelin........................  88    Chairman of the Board
Marc S. Hermelin..........................  60    Vice Chairman of the Board and Chief Executive
                                                  Officer
Alan G. Johnson...........................  67    Senior Vice President, Strategic Planning and
                                                  Corporate Growth, Secretary and Director
Michael S. Anderson.......................  53    President and Chief Executive Officer, Ther-Rx
                                                  Corporation
Philip J. Vogt............................  50    President, ETHEX Corporation
Raymond F. Chiostri.......................  68    Chairman, President and Chief Executive Officer,
                                                  Particle Dynamics, Inc.
Gerald R. Mitchell........................  63    Vice President, Treasurer and Chief Financial
                                                  Officer
Richard H. Chibnall.......................  46    Vice President, Finance
Elio P. Mariani, Ph.D.....................  63    Vice President, Scientific Affairs
Sarah R. Weltscheff.......................  50    Vice President, Investor Relations
Catherine M. Biffignani...................  46    Investor Relations Director
Garnet E. Peck, Ph.D......................  72    Director
Norman D. Schellenger.....................  70    Director
Kevin S. Carlie...........................  47    Director

     Victor M. Hermelin is the father of Marc S. Hermelin.

     The following paragraphs contain biographical information about our directors, executive officers and certain key employees.

     Victor M. Hermelin, our founder, served as our President from 1942 until 1972, at which time he assumed the position of Chairman of the Board. In 1978, Mr. Hermelin retired from full-time employment and entered into a consulting arrangement with us. Mr. Hermelin holds a Bachelor of Science degree in Chemical Engineering from Washington University.

     Marc S. Hermelin joined us in 1973 and served as our Vice President, Planning until 1975 when he assumed the position of Vice Chairman of the Board and Chief Executive Officer. Mr. Hermelin attended Washington University School of Business.

     Alan G. Johnson joined us as our Secretary and a member of our Board of Directors in 1975. In 1999, Mr. Johnson became our Senior Vice President, Strategic Planning and Corporate Growth. Prior to joining us in 1999, Mr. Johnson was Chairman and Chief Executive Officer of Johnson Research and Capital, Inc., an investment banking firm. From 1976 through 1998, Mr. Johnson was a senior member of the law firm of Gallop, Johnson & Neuman, L.C. and its predecessor partnerships. Mr. Johnson is a Chartered Financial Analyst and holds a J.D. from St. Louis University Law School and Bachelor of Science and Master of Science degrees in Finance from the University of Illinois. Mr. Johnson is also a director of Siboney Corporation.

     Michael S. Anderson joined us in 1994 and served as President and Chief Executive Officer of ETHEX until February 2000 when he assumed the position of President and Chief Executive Officer, Ther-Rx Corporation. From 1988 to 1994, Mr. Anderson served as Vice President of Sales of Schein Pharmaceutical, a marketer of generic pharmaceutical products. From 1971 to 1988, Mr. Anderson was employed by A. H. Robins, a pharmaceutical company, where he was promoted to the position of Vice President Sales, Medical Instruments Division. Mr. Anderson holds a Bachelor of Arts degree from the University of Georgia.

     Philip J. Vogt joined us in 1995 as National Sales Manager for ETHEX Corporation and served in that position until 1996 when he was promoted to Vice President, Marketing for ETHEX Corporation. Since February 2000, Mr. Vogt has served as the President of ETHEX Corporation. Before that, Mr. Vogt held sales, sales management and marketing positions for Schein Pharmaceutical. Mr. Vogt holds a Bachelor of Science degree in Business from Louisiana State University.

     Raymond F. Chiostri joined us in 1987 and served as our Group President, Pharmaceutical Division until 1995 when he assumed the position of President and Chief Executive Officer of Particle Dynamics, Inc. He also serves as the Chairman of Particle Dynamics, Inc. Mr. Chiostri holds a Bachelor of Science degree in Chemistry from the University of Illinois.

     Gerald R. Mitchell joined us in 1981 and became our Vice President, Treasurer and Chief Financial Officer in February 2000. Prior to that time, he served as our Vice President, Treasurer. Prior to that time, he served as our Vice President, Finance. Mr. Mitchell holds a Bachelor of Science degree in Commerce and Finance from St. Louis University, and he received his CPA certification in 1970.

     Richard H. Chibnall joined us in 1996 as Corporate Controller and was appointed Vice President, Finance in March 2000. Before that, he served as the Director of Finance for the sales and marketing division of Pet, Inc. Mr. Chibnall holds a Bachelor of Arts degree in Economics and a Masters of Business Administration degree from Washington University.

     Elio P. Mariani, Ph.D. joined us in 1996 as Vice President, Scientific Affairs. Before that, he served as Vice President of Scientific Affairs for HealthChem Corporation for approximately three years and served in other research and development capacities for Akzo Nobel, Sterling Winthrop Research Institute and Bristol Laboratories. Dr. Mariani holds a Bachelor's degree in Pharmacy, a Masters of Science and Ph.D., both in Pharmaceutical Chemistry, all from the Massachusetts College of Pharmacy.

     Sarah R. Weltscheff joined us in 1978 and served as the Director of Recruitment and Training. She has served as the Vice President of Investor Relations and Corporate Communications since 1986. Prior to joining us, Ms. Weltscheff worked in education, politics and government. She holds a Bachelor of Arts degree in History from Iowa State University and a Masters of Education degree in Counseling and Personnel Services from the University of Missouri.

     Catherine M. Biffignani joined us in 1983 and has served as our Manager and most recently as the Director of Investor Relations and Corporate
Communications. Prior to joining us, Ms. Biffignani held positions in the marketing area of Anheuser-Busch Companies.

     Garnet E. Peck, Ph.D. joined us as a member of our Board of Directors in 1994. Dr. Peck has served as a Professor of Industrial Pharmacy and as the Director of the Industrial Pharmacy Laboratory for the Purdue University School of Pharmacy and Pharmacal Sciences since 1967. Dr. Peck has also served as an expert consultant to the FDA and as a Consultant to the pharmaceutical industry for approximately 26 years. Dr. Peck received his Bachelor of Science degree in Pharmacy from Ohio Northern University and his Masters of Science and Doctorate degrees in Industrial Pharmacy from Purdue University.

     Norman D. Schellenger joined us as a member of our Board of Directors in 1998. Mr. Schellenger has more than 35 years of sales, marketing and general management experience and expertise in the pharmaceutical industry. This includes 29 years with A. H. Robins, a pharmaceutical company where, among other positions, he served as General Manager of its prescription pharmaceutical businesses and as President of Whitby Pharmaceuticals. He retired in 1997. Mr. Schellenger has also been a member of the Board of Directors of the National Pharmaceutical Council. Mr. Schellenger holds a Bachelor of Arts degree from Duke University.

     Kevin S. Carlie, CPA joined us as a member of our Board of Directors in 2001. Mr. Carlie currently serves as President of Stone Carlie and Company LLC, an integrated management services company, a company for which he has worked for over 20 years. Mr. Carlie holds a Bachelor of Arts degree in Economics from Dartmouth College and a Masters in Business Administration from New York University.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our Class A common stock and Class B common stock as of May 29, 2002 and as adjusted to reflect the sale by our company and the selling stockholders of the shares of common stock offered by this prospectus by:

     - each person we know to be the beneficial owner of more than 5% of our common stock;

     - each named executive officer;

     - each of our directors;

     - all executive officers and directors as a group; and

     - each selling stockholder.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The following are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity:

     - shares of common stock issuable pursuant to options which may be exercised within 60 days after May 29, 2002; and

     - shares of common stock issuable pursuant to warrants which may be exercised within 60 days after May 29, 2002.

     However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

     Except as otherwise indicated, each stockholder named in the table has sole voting investment power with respect to the shares set forth opposite the stockholder's name. For purposes of calculating the percentage beneficially owned by an individual, the number of shares deemed outstanding includes:

     - the 20,130,733 shares of Class A common stock and 10,658,222 shares of Class B common stock outstanding as of May 29, 2002;

     - the 23,590,733 shares of Class A common stock and 10,483,222 shares of Class B common stock which will be outstanding immediately after this offering; and

     - the presently exercisable options and presently exercisable warrants held by that person or group.

     Our directors and certain of our officers and our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus.

                               SHARES BENEFICIALLY OWNED PRIOR TO OFFERING
                               -------------------------------------------                       CLASS A COMMON
                                                                               NUMBER OF      SHARES BENEFICIALLY
                                  CLASS A COMMON         CLASS B COMMON         CLASS A       OWNED AFTER OFFERING
                               --------------------   --------------------   COMMON SHARES    --------------------
NAME OF BENEFICIAL OWNER(1)    NUMBER(2)    PERCENT   NUMBER(2)    PERCENT   TO BE OFFERED     NUMBER     PERCENT
---------------------------    ---------    -------   ---------    -------   -------------    --------    --------
Lawrence Brody, Minnette
  Hermelin and Marc S.
  Hermelin, Trustees of the
  following trusts(3):
    f.b.o. Anne Kirschner
      u.t.a. 12/23/73........  1,174,875      5.8%    1,384,875     13.0%       175,000       999,875        4.2%
    f.b.o. Arnold Hermelin
      u.t.a. 12/22/73........  1,148,250      5.7     1,388,250     13.0        175,000       973,250        4.1
    f.b.o. Minnette Hermelin
      u.t.a. 12/22/73........    531,750      2.6       681,750      6.4        175,000       356,750        1.5
Susan Wilson, Trustee of The
  Yosef Trust u.t.a.
  1/1/97(4)..................         --        *       675,000      6.3        175,000            --          *

(footnotes appear on following page)

                                                                                                 CLASS A COMMON
                                                                               NUMBER OF
                               SHARES BENEFICIALLY OWNED PRIOR TO OFFERING
                               -------------------------------------------                    SHARES BENEFICIALLY
                                  CLASS A COMMON         CLASS B COMMON         CLASS A       OWNED AFTER OFFERING
                               --------------------   --------------------   COMMON SHARES    --------------------
NAME OF BENEFICIAL OWNER(1)    NUMBER(2)    PERCENT   NUMBER(2)    PERCENT   TO BE OFFERED     NUMBER     PERCENT
---------------------------    ---------    -------   ---------    -------   -------------    --------    --------
Minnette Hermelin............     19,827(5)     *        19,827(5)     *             --        19,827(5)       *
Victor M. Hermelin...........      8,079        *       213,750      2.0             --         8,079          *
Marc S. Hermelin.............    307,595(6)   1.5       837,610(6)   7.9             --       307,595(6)     1.3
Alan G. Johnson..............    373,125(7)   1.9       374,625(7)   3.5             --       373,125(7)     1.6
Raymond F. Chiostri..........     18,450        *        38,250        *             --        18,450          *
Gerald R. Mitchell...........     43,905        *        46,125        *         15,000        28,905          *
Garnet E. Peck, Ph.D.........         67        *        11,317        *             --            67          *
Norman D. Schellenger........         --        *         9,000        *             --            --          *
Kevin S. Carlie..............         --        *         1,500        *                           --          *
All current directors and
  executive officers as a
  group (8 persons)..........  4,467,423     21.9     5,848,379     53.4             --       3,927,423     16.5

---------------
 *  Less than one percent.

(1) Anne Kirschner, Arnold Hermelin and Marc Hermelin are the adult children of Victor M. Hermelin, the Chairman of the Board and founder of our company. Minnette Hermelin is the former spouse of Victor Hermelin.

(2) Includes the following shares that were not owned by the persons listed but which could be purchased under options exercisable currently or within 60 days after the date of this prospectus:

                                                             CLASS A         CLASS B
                                                          COMMON SHARES   COMMON SHARES
                                                          -------------   -------------
Victor M. Hermelin......................................          --          30,000
Marc S. Hermelin........................................     225,000         203,100
Alan G. Johnson.........................................      54,000          45,000
Raymond F. Chiostri.....................................         200              --
Gerald R. Mitchell......................................       4,125           4,125
Garnet E. Peck, Ph.D....................................          --          11,250
Norman D. Schellenger...................................          --           2,250
Kevin S. Carlie.........................................          --           1,500

(3) The address of Lawrence Brody, Minnette Hermelin and Marc S. Hermelin, Trustees is One Metropolitan Square, St. Louis, Missouri 63101.

(4) The shares of Class A common stock to be offered by The Yosef Trust will be acquired by the trust immediately prior to the closing of the offering by converting 175,000 shares of Class B common stock held by it into 175,000 shares of Class A common stock. The address of Susan Wilson, Trustee is 2503 South Hanley Road, St. Louis, Missouri 63144.

(5) Does not include 3,716,202 shares of Class A common stock and 4,316,202 shares of Class B common stock held by the trusts referenced above, over which Minnette Hermelin shares voting and investment power as one of three trustees.

(6) Does not include 249,375 shares each of Class A common stock and 264,375 shares of Class B common stock held by Alan G. Johnson as trustee of an irrevocable trust created by another party for the benefit of Marc S. Hermelin, who has no voting or investment power over such shares. Also does not include 3,716,202 shares of Class A common stock and 4,316,202 shares of Class B common stock held by the trusts referenced above, over which Marc S. Hermelin is one of three trustees who shares voting and investment power.

(7) Includes 249,375 shares each of Class A common stock and 264,375 shares of Class B common stock held as trustee of an irrevocable trust created by another party for the benefit of Marc S. Hermelin.

     Although 20,130,733 shares of the Class A common stock were outstanding as of May 29, 2002, holders of the 40,000 outstanding shares of 7% cumulative convertible preferred stock have the current right to convert such shares into
5.625 shares of Class A common stock for each share of 7% cumulative convertible preferred stock or 225,000 shares of Class A common stock in the aggregate. Each share of the 7% cumulative convertible preferred stock is convertible into Class A common stock at a conversion price of $4.45 per share. If all such shares of Class A common stock were issued, the aggregate voting power of these shares would be equivalent to the voting power of 11,250 shares of Class B common stock.

     In addition, all holders of Class B common stock have the right, at any time, to convert their Class B common stock into Class A common stock on a share-for-share basis. If all shares of 7% cumulative convertible preferred stock and all shares of Class B common stock were converted into Class A common stock, 31,013,955 shares of Class A common stock would be outstanding and each person included in the previous table would hold the number of shares of Class A common stock equal to the number of shares of Class B common stock listed in such table plus the number of shares of Class A common stock listed in the table.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Our Amended Certificate of Incorporation provides for an authorized capital of 230,000,000 shares, consisting of 5,000,000 shares of preferred stock, $0.01 par value per share, of which 840,000 shares have been designated 7% cumulative convertible preferred, 150,000,000 shares of Class A common stock, $0.01 par value per share, and 75,000,000 shares of Class B common stock, $0.01 par value per share (the Class A common stock and the Class B common stock are referred to collectively as the "common stock"). Based on shares outstanding as of May 29, 2002, upon the consummation of this offering, we will have outstanding 40,000 shares of preferred stock, 23,590,733 shares of Class A common stock (24,190,733 if the underwriters' over-allotment option is exercised in full) and 10,483,222 shares of Class B common stock. The following summary description of our capital stock is qualified in its entirety by reference to our Amended Certificate of Incorporation.

CLASS A COMMON STOCK

     Holders of Class A common stock are entitled to receive dividends when, and if declared and distributed by our company on the Class B common stock, provided that no dividend shall be payable with respect to Class A common stock so long as any dividends which have accrued on the shares of 7% cumulative convertible preferred stock, or any other shares of preferred stock which have a preference as to the payment of dividends and which may be outstanding at any time, remain unpaid. The amount of the dividend paid on Class A common stock shall be 120% of any non-stock dividend per share declared and paid on each share of Class B common stock. No stock dividends may be paid or stock splits issued on the Class A common stock other than stock dividends or stock splits of Class A common stock which are in the same proportion as simultaneous stock dividends to holders of Class B common stock or stock splits of Class B common stock. Each share of Class A common stock entitles the holder thereof to one-twentieth
( 1/20) vote with respect to all matters to be voted upon by stockholders. The holders of Class A common stock do not have any preemptive, subscription, redemption or conversion rights. Upon liquidation, the holders of Class A common stock, together with the holders of Class B common stock, are entitled to share ratably, share-for-share, in the net assets of our company available for distribution after payment of all debts and liabilities and the liquidation preference of any outstanding shares of preferred stock. The issued and outstanding shares of Class A common stock and those to be issued pursuant to the conversion of the Class B common stock and the 7% cumulative convertible preferred stock will, upon issuance thereof, be validly issued, fully paid and non-assessable.

CLASS B COMMON STOCK

     Holders of Class B common stock are entitled to receive dividends when, and if, declared by the board of directors, provided that no dividends shall be payable with respect to Class B common stock so long as any dividends which have accrued on the shares of 7% cumulative convertible preferred stock, or any other shares of preferred stock, which have a preference as to the payment of dividends and which may be outstanding at any time, remain unpaid. No stock dividends may be paid or stock splits issued on the Class B common stock other than stock dividends or stock splits of Class B common stock which are in the same proportion as simultaneous stock dividends to the holders of Class A common stock or stock splits of Class A common stock. Each share of Class B common stock entitles the holder thereof to one vote with respect to all matters required to be voted upon by stockholders. The holders of Class B common stock do not have any preemptive, subscription or redemption rights. The holders of Class B common stock have the right, at any time, to convert their Class B common stock into Class A common stock on a share-for-share basis. Upon liquidation, the holders of Class B common stock, together with the holders of Class A common stock, are entitled to share ratably, share-for-share, in the net assets of our company available for distribution after payment of all debts and liabilities and the liquidation preference of any outstanding shares of preferred stock. The shares of Class B common stock presently outstanding are validly issued, fully paid and non-assessable.

7% CUMULATIVE CONVERTIBLE PREFERRED STOCK

     The holders of the 7% cumulative convertible preferred stock are entitled to receive an annual dividend, from funds legally available for such purpose, of $1.75 per share, which is payable quarterly on March 31, June 30, September 30 and December 31 of each year. Such dividends are cumulative. As of March 31, 2002, dividends on the 7% cumulative convertible preferred stock in the aggregate amount of $366,000 were undeclared and unpaid. Each share of the 7% cumulative convertible preferred stock is convertible into 5.625 shares of Class A common stock at any time at the option of the holders. The conversion rate is subject to adjustment in certain events, including the payment of stock dividends, reclassifications, the issuance of certain rights to purchase Class A common stock, the distribution of evidences of indebtedness or assets by the company to all holders of Class A common stock; provided, however, that no adjustment will be made by reason of the issuance of Class A common stock upon the conversion of Class B common stock, which is convertible share-for-share into Class A common stock at any time. We presently have no commitments to issue or sell stock that would require an adjustment in the conversion rate. No adjustment will be made for accrued dividends on either the 7% cumulative convertible preferred stock converted or Class A common stock issued upon the conversion. No fractional shares of Class A common stock will be issued upon conversion of the 7% cumulative convertible preferred stock, but in lieu thereof a cash adjustment will be made based on the market value of the fractional interest.

     The 7% cumulative convertible preferred stock is redeemable by us, in whole or in part, at any time. The per share redemption price is equal to $25.00, plus any accrued and unpaid dividends.

     In the event our company is liquidated or dissolved, the amount to be distributed to each holder of the 7% cumulative convertible preferred stock will be the fixed amount of $25.00 per share, plus any accrued and unpaid dividends. Such amount shall be prior and in preference to any distribution of any of the assets or surplus funds of our company to the holders of the Class A common stock or the Class B common stock or any other series of capital stock junior to the 7% cumulative convertible preferred stock. Upon payment in full of such amounts, holders of the 7% cumulative convertible preferred stock will not be entitled to any further participation in any distribution of assets by our company.

     The 7% cumulative convertible preferred stock does not have voting rights. However, the affirmative vote of the holders of at least 60% of the outstanding 7% cumulative convertible preferred stock is required before we may create senior or parity preference shares, amend the Certificate of Incorporation in any manner which adversely affects the 7% cumulative convertible preferred stock, or merge, consolidate or sell substantially all of the assets of our company in a manner which adversely affects the 7% cumulative convertible preferred stock or wherein the holders of the 7% cumulative convertible preferred stock do not receive a substantially similar security. In addition, the holders of 7% cumulative convertible preferred stock have the right to elect one additional director to our board of directors in the event that accrued dividends on the outstanding 7% cumulative convertible preferred stock have not been paid in an aggregate amount equal to or greater than eight quarterly dividends. The 7% cumulative convertible preferred stock has no preemptive or other rights to subscribe for additional securities. The shares of 7% cumulative convertible preferred stock presently outstanding are validly issued, fully paid and non-assessable.

SPECIAL PROVISIONS OF THE CERTIFICATE AND DELAWARE LAW

     Our company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined in general as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (3) on or following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and approved at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     The board of directors is permitted by the Certificate of Incorporation to issue preferred stock without further stockholder action and establish various rights, preferences, privileges and restrictions of such preferred stock. Furthermore, the Certificate of Incorporation provides that our directors shall be classified into three classes with staggered three-year terms. These provisions could delay or frustrate the removal of incumbent directors or a change in control of our company. These provisions could also discourage or make more difficult a merger, tender offer or proxy contest, even if these actions would be favorable to the interests of stockholders.

     Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations now authorized by this legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although
Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     Our Amended Certificate of Incorporation limits the liability of our directors or stockholders (in their capacity as directors but not in their capacity as officers). Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to our company or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

TRANSFER AGENT

     The Transfer Agent and registrar for the Class A common stock, Class B common stock, and the 7% cumulative convertible preferred stock is United Missouri Bank, Kansas City, Missouri.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the underwriting
agreement dated           , 2000, we and the selling stockholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Banc of America Securities LLC, CIBC World Markets Corp., Stifel, Nicolaus & Company, Incorporated and UBS Warburg LLC are acting as representatives, the following respective number of shares of common stock:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc. ..............................
Banc of America Securities LLC..............................
CIBC World Markets Corp. ...................................
Stifel, Nicolaus & Company, Incorporated....................
UBS Warburg LLC.............................................
                                                              ---------
Total.......................................................  4,000,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                                  PER SHARE                             TOTAL
                                       --------------------------------    --------------------------------
                                          WITHOUT             WITH            WITHOUT             WITH
                                       OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                       --------------    --------------    --------------    --------------
Underwriting discounts and
  commissions paid by us.............      $                 $                 $                 $
Expenses payable by us...............      $                 $                 $                 $
Underwriting discounts and
  commissions paid by selling
  stockholders.......................      $                 $                 $                 $
Expenses payable by the selling
  stockholders.......................      $                 $                 $                 $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     Our directors and certain of our officers and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge, or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments which the underwriters may be required to make in that respect.

     Our Class A common stock is listed on The New York Stock Exchange under the symbol "KV.a."

     In connection with the offering the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for us in the ordinary course of business for which they have received and would receive customary compensation.

     A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Our attorneys, Thompson Coburn LLP, St. Louis, Missouri, will opine as to the validity of the Class A common stock offered by us and the selling stockholders, as well as certain other legal matters related to the sale of the shares. Certain legal matters relating to the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of March 31, 2001 and 2002 and the consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002 included and incorporated by reference in this registration statement have been included herein in reliance upon the report of BDO Seidman, LLP, independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities and Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and obtain a copy of any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are also available to the public from the Securities and Exchange Commission's website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Class A common stock is listed on the New York Stock Exchange and the documents we file with the Securities and Exchange Commission are also available for inspection and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the shares of Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, you should examine the registration statement that can be obtained at the locations listed above. Statements contained in this prospectus concerning the contents of contracts and other documents are not necessarily complete. You should refer to the contract or other document for all the details.

                     INFORMATION INCORPORATED BY REFERENCE

     The Securities and Exchange Commission permits us to "incorporate by reference" the information that we file with it. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. Any information referred to in this way is considered part of this prospectus, and any information filed with the SEC by us after the date of this prospectus will automatically update, supplement and/or supercede this information. All documents which we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus from the date of filing of such document.

     1. Annual Report on Form 10-K for the year ended March 31, 2002 as filed with the SEC on June 7, 2002; and

     2. The description of Common Stock set forth in the registration statement on Form 8-A, which we filed with the SEC on March 22, 1999,

shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing such documents.

     The documents listed above (excluding the exhibits attached thereto unless those exhibits are specifically incorporated by reference into those documents) may be obtained free of charge by each person to whom a copy of this prospectus is delivered, upon written or oral request, by contacting us at K-V Pharmaceutical Company, 2503 South Hanley Road, St. Louis, Missouri 63144,
Attention: Director, Investor Relations, telephone number (314) 645-6600.

     As you read these documents, you may find some difference in information from one document to another. If you find differences between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and consolidated financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding sentence.

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with information about us different from, or in addition to that contained in this prospectus. We are not making an offer to sell or seeking an offer to buy shares of Class A common stock in jurisdictions where offers and sales are not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

                           K-V PHARMACEUTICAL COMPANY

                  INDEX TO CONSOLIDATED FINANCIALS STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets at March 31, 2001 and 2002......  F-3
Consolidated Statements of Income for each of the years in
  the three-year period ended March 31, 2002................  F-4
Consolidated Statements of Shareholders' Equity for each of
  the years in the three-year period ended March 31, 2002...  F-5
Consolidated Statements of Cash Flows for each of the years
  in the three-year period ended March 31, 2002.............  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
of K-V Pharmaceutical Company

     We have audited the consolidated balance sheets of K-V Pharmaceutical Company as of March 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of K-V Pharmaceutical Company at March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ BDO SEIDMAN, LLP

Chicago, Illinois
May 24, 2002

                  K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    MARCH 31,
                                                              ----------------------
                                                                2001         2002
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                       ASSETS
Current Assets:
Cash and cash equivalents...................................  $  4,128     $ 12,109
Receivables less allowance for doubtful accounts of $448 and
  $403 in 2001 and 2002, respectively.......................    26,259       54,218
Inventories, net............................................    32,211       35,097
Prepaid and other assets....................................     3,804        2,102
Deferred tax asset, net.....................................     1,644        5,227
                                                              --------     --------
     Total Current Assets...................................    68,046      108,753
Property and equipment, less accumulated depreciation.......    36,847       41,224
Intangibles and other assets, net of amortization...........    46,524       45,215
                                                              --------     --------
     Total Assets...........................................  $151,417     $195,192
                                                              ========     ========
                                    LIABILITIES
Current Liabilities:
Accounts payable............................................  $  6,349     $ 10,312
Accrued liabilities.........................................    10,067       16,332
Current maturities of long-term debt........................       712          712
                                                              --------     --------
     Total Current Liabilities..............................    17,128       27,356
Long-term debt..............................................     5,080        4,387
Other long-term liabilities.................................     2,534        2,717
Deferred tax liability, net.................................       733        1,940
                                                              --------     --------
     Total Liabilities......................................  $ 25,475     $ 36,400
                                                              --------     --------
Commitments and contingencies

SHAREHOLDERS' EQUITY
7% cumulative convertible Preferred Stock, $0.01 par value,
  $25.00 stated and liquidation value; 840,000 shares
  authorized; issued and outstanding -- 240,000 and 40,000
  shares in 2001 and 2002, respectively (convertible into
  Class A shares at a ratio of 5.625 to one)................         2           --
Class A and Class B Common Stock, $.01 par value;
  150,000,000 and 75,000,000 shares authorized,
  respectively;
  Class A -- issued 18,896,945 and 20,158,334 in 2001 and
     2002, respectively.....................................       189          201
  Class B -- issued 10,663,574 and 10,711,514 in 2001 and
     2002, respectively (convertible into Class A shares on
     a one-for-one basis)...................................       107          108
Additional paid-in capital..................................    45,792       47,231
Retained earnings...........................................    79,907      111,301
Less: Treasury Stock, 53,318 shares of Class A and 53,428
  Shares of Class B Common Stock in 2001 and 40,493 shares
  of Class A and 53,428 shares of Class B Common Stock, in
  2002, at cost.............................................       (55)         (49)
                                                              --------     --------
     Total Shareholders' Equity.............................   125,942      158,792
                                                              --------     --------
     Total Liabilities and Shareholders' Equity.............  $151,417     $195,192
                                                              ========     ========

          See Accompanying Notes to Consolidated Financial Statements

                  K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEAR ENDED MARCH 31,
                                                             --------------------------------------
                                                                2000          2001          2002
                                                             ----------    ----------    ----------
                                                              (IN THOUSANDS EXCEPT PER SHARE DATA)
Net revenues...............................................   $142,734      $177,767      $204,105
Cost of sales..............................................     63,446        70,663        80,403
                                                              --------      --------      --------
Gross profit...............................................     79,288       107,104       123,702
                                                              --------      --------      --------
Operating expenses:
  Research and development.................................      8,043         9,282        10,712
  Selling and administrative...............................     34,746        57,480        61,325
  Amortization of intangible assets........................      2,307         2,370         2,371
                                                              --------      --------      --------
     Total operating expenses..............................     45,096        69,132        74,408
                                                              --------      --------      --------
Operating income...........................................     34,192        37,972        49,294
                                                              --------      --------      --------
Other income (expense):
  Arbitration award, net of expenses.......................      6,059            --            --
  Interest and other income................................        780           164           411
  Interest expense.........................................     (1,932)       (1,072)         (350)
                                                              --------      --------      --------
     Total other income (expense), net.....................      4,907          (908)           61
                                                              --------      --------      --------
Income before income taxes.................................     39,099        37,064        49,355
Provision for income taxes.................................     14,791        13,439        17,891
                                                              --------      --------      --------
Net income.................................................   $ 24,308      $ 23,625      $ 31,464
                                                              ========      ========      ========
Net income per common share -- basic.......................   $   0.85      $   0.80      $   1.03
                                                              ========      ========      ========
Net income per common share -- diluted.....................   $   0.80      $   0.74      $   0.98
                                                              ========      ========      ========

          See Accompanying Notes to Consolidated Financial Statements

                  K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        FOR THE YEARS ENDED MARCH 31, 2000, 2001 AND 2002
                                 ------------------------------------------------------------------------------------------------
                                             CLASS A   CLASS B   ADDITIONAL                          ACCUMULATED        TOTAL
                                 PREFERRED   COMMON    COMMON     PAID IN     TREASURY   RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                   STOCK      STOCK     STOCK     CAPITAL      STOCK     EARNINGS   INCOME (LOSS)      EQUITY
                                 ---------   -------   -------   ----------   --------   --------   -------------   -------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE AT MARCH 31, 1999......     $ 2       $119      $ 64      $34,532       $(55)    $ 32,911       $(25)         $ 67,548
Net income.....................      --         --        --           --         --       24,308         --            24,308
  Other comprehensive income,
    net of tax:
  Reclassification adjustment
    for gains on
    available-for-sale
    securities included in
    income.....................      --         --        --           --         --           --         25                25
                                    ---       ----      ----      -------       ----     --------       ----          --------
  Total comprehensive income...                                                                           --            24,333
Dividends paid on preferred
  stock........................      --         --        --           --         --         (420)        --              (420)
Product acquisition............      --          3        --        4,497         --           --         --             4,500
Conversion of 33,997 Class B
  shares to Class A shares.....      --         --        --           --         --           --         --                --
Conversion of 1,000 shares of
  Preferred Stock to Class A
  shares.......................      --         --        --           --         --           --         --                --
Stock options exercised, 42,422
  shares of Class A less 599
  shares repurchased...........      --          1        --          232         --           --         --               233
  247,242 shares of Class B....      --         --         2        1,603         --           --         --             1,605
                                    ---       ----      ----      -------       ----     --------       ----          --------
BALANCE AT MARCH 31, 2000......       2        123        66       40,864        (55)      56,799         --            97,799
Net income.....................      --         --        --           --         --       23,625         --            23,625
Dividends paid on preferred
  stock........................      --         --        --           --         --         (420)        --              (420)
Product development............      --         --        --          200         --           --         --               200
Conversion of 422,088 Class B
  shares to Class A shares.....      --          4        (4)          --         --           --         --                --
Stock options exercised, 46,004
  shares of Class A............      --         --        --          366         --           --         --               366
  994,081 shares of Class B....      --         --        10        4,362         --           --         --             4,372
Three-for-two stock split......      --         62        35           --         --          (97)        --                --
                                    ---       ----      ----      -------       ----     --------       ----          --------
BALANCE AT MARCH 31, 2001......       2        189       107       45,792        (55)      79,907         --           125,942
Net income.....................      --         --        --           --         --       31,464         --            31,464
Dividends paid on preferred
  stock........................      --         --        --           --         --          (70)        --               (70)
Conversion of 200,000 shares of
  Preferred Stock to 1,125,000
  Class A shares...............      (2)        11        --           (9)        --           --         --                --
Sale of 12,825 Class A shares
  to employee profit sharing
  plan.........................      --         --        --          332          6           --         --               338
Issuance of 5,061 Class A
  shares under product
  development agreement........      --         --        --          125         --           --         --               125
Conversion of 32,575 Class B
  shares to Class A shares.....      --         --        --           --         --           --         --                --
Stock options exercised:
  108,018 shares of Class A,
    less 8,847 shares
    repurchased................      --          1        --          530         --           --         --               531
  80,685 shares of Class B,
    less 170 shares
    repurchased................      --         --         1          461         --           --         --               462
                                    ---       ----      ----      -------       ----     --------       ----          --------
BALANCE AT MARCH 31, 2002......     $--       $201      $108      $47,231       $(49)    $111,301       $ --          $158,792
                                    ===       ====      ====      =======       ====     ========       ====          ========

          See Accompanying Notes to Consolidated Financial Statements

                  K-V PHARMACEUTICAL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED MARCH 31,
                                                              -------------------------------
                                                                2000       2001        2002
                                                              --------    -------    --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $ 24,308    $23,625    $ 31,464
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation, amortization and other non-cash charges.....     4,480      5,953       6,769
  Changes in deferred taxes.................................      (205)     2,294      (2,376)
  Changes in deferred compensation..........................       257        174         183
Changes in operating assets and liabilities:
  Increase in receivables, net..............................    (4,693)    (2,578)    (27,959)
  Decrease in arbitration award receivable..................    13,253         --          --
  Increase in inventories...................................    (6,461)    (2,097)     (2,886)
  Decrease (increase) in prepaid and other assets...........    (2,032)    (4,929)        474
  Increase (decrease) in accounts payable and accrued
     liabilities............................................    (3,969)    (5,372)     10,228
                                                              --------    -------    --------
Net cash provided by operating activities...................    24,938     17,070      15,897
                                                              --------    -------    --------
INVESTING ACTIVITIES
Purchase of property and equipment, net.....................   (15,380)    (8,057)     (8,484)
Sale of marketable securities...............................     7,548         --          --
Product acquisition.........................................    (3,000)        --          --
                                                              --------    -------    --------
Net cash used in investing activities.......................   (10,832)    (8,057)     (8,484)
                                                              --------    -------    --------
FINANCING ACTIVITIES
Principal payments on long-term debt........................   (16,698)   (17,646)       (693)
Proceeds from credit facility...............................     2,000      5,000          --
Dividends paid on preferred stock...........................      (420)      (420)        (70)
Sale of common stock to employee profit sharing plan........        --         --         338
Exercise of common stock options............................     1,838      4,738         993
                                                              --------    -------    --------
Net cash provided by (used in) financing activities.........   (13,280)    (8,328)        568
                                                              --------    -------    --------
Increase in cash and cash equivalents.......................       826        685       7,981
Cash and cash equivalents:
  Beginning of year.........................................     2,617      3,443       4,128
                                                              --------    -------    --------
  End of year...............................................  $  3,443    $ 4,128    $ 12,109
                                                              ========    =======    ========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Term loans refinanced.......................................  $     --    $    --    $  2,450
Issuance of common stock under product development
  agreement.................................................        --         --         125
Portion of product acquisition financed through issuance of:
  Short-term debt...........................................       933         --          --
  Common stock..............................................     4,500         --          --

          See Accompanying Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. DESCRIPTION OF BUSINESS

     K-V Pharmaceutical Company ("KV" or the "Company") is a fully integrated pharmaceutical company that develops, manufactures, markets and sells technologically distinguished branded and generic prescription pharmaceutical products. The Company was incorporated in 1971 and is a leader in the development of advanced drug delivery and formulation technologies that are designed to enhance therapeutic benefits of existing drug forms. KV also develops, manufactures and markets technologically advanced, value-added raw material products for the pharmaceutical, nutritional, food and personal care industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of KV and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results in subsequent periods may differ from the estimates and assumptions used in the preparation of the accompanying consolidated financial statements.

     The most significant estimates made by management include the allowance for doubtful accounts receivable, inventory reserves, sales allowances, the useful lives of intangible assets, and the cash flows used in evaluating long-lived assets for impairment. Management periodically evaluates estimates used in the preparation of the consolidated financial statements and makes changes on a prospective basis when adjustments are necessary.

  Cash Equivalents

     Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. At March 31, 2001 and 2002, cash equivalents totaled $3,682 and $10,350, respectively.

  Inventories

     Inventories are stated at the lower of cost or market, with the cost determined on the first-in, first-out (FIFO) basis.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are principally 10 years for land improvements, 10 to 40 years for buildings and improvements, 3 to 15 years for machinery and equipment, and 3 to 10 years for office furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the respective lease terms or the estimated useful life of the assets.

  Intangibles and Other Assets

     Product rights associated with the Micro-K(R) and PreCare(R) product acquisitions are stated at cost, less accumulated amortization, and are amortized on a straight-line basis over 20 years. Goodwill resulting from the acquisition of the Company's Particle Dynamics, Inc. ("PDI") subsidiary is amortized on a straight-line basis over 40 years. All other intangible assets and deferred charges are being amortized on a straight-line basis over periods varying from 5 to 17 years.

  Long-Lived Assets

     The Company periodically evaluates whether events or changes in circumstances have occurred that may indicate that the remaining net book value of a long-lived asset may not be recoverable. Recoverability is determined by comparing the carrying amount of an asset against an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the asset. Any impairment amount is charged to operations.

  Revenue Recognition

     Revenue is recognized at the time product is shipped to customers. Net revenues consist of gross sales to customers less provisions for expected customer returns, rebates, discounts, chargebacks, and other sales allowances. Sales provisions totaled $47,415, $85,881 and $98,592 for the years ended March 31, 2000, 2001 and 2002, respectively. The reserve balances related to the sales provisions totaled $26,631 and $18,958 at March 31, 2001 and 2002, respectively, and are included in "Receivables, less allowance for doubtful accounts" in the accompanying consolidated balance sheets.

     Sales provisions for estimated chargebacks, discounts, rebates, returns, pricing adjustments and other sales allowances are established by the Company concurrently with the recognition of revenue. The sales provisions are established based upon consideration of a variety of factors, including but not limited to, actual return and historical experience by product type, the number and timing of competitive products approved for sale, the expected market for the product, estimated customer inventory levels by product, price declines and current and projected economic conditions and levels of competition. Actual product returns, chargebacks and other sales allowances incurred are, however, dependent upon future events. The Company continually monitors the factors that influence sales allowance estimates and makes adjustments to these provisions when management believes that actual product returns, chargebacks and other sales allowances may differ from established allowances.

     The Company also enters into long-term agreements under which it assigns marketing rights for the products it has developed to pharmaceutical marketers. Royalties are earned based on the sale of products. Other non-refundable payments specified in the agreements such as milestone payments and research and development reimbursements, are recognized as income when the results or objectives stipulated in the agreements have been achieved.

  Concentration of Credit Risk

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors and retail pharmacy chains throughout the United States. The Company's three largest customers accounted for approximately 24%, 19% and 15%, and 29%, 25% and 12% of gross receivables at March 31, 2001 and 2002, respectively. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential uncollectible accounts. Historically, actual losses from uncollectible accounts have been insignificant.

     For the year ended March 31, 2000, the Company's two largest customers accounted for 18% and 12% of gross sales. For the years ended March 31, 2001 and 2002, the Company's three largest customers accounted for 23%, 20% and 14%, and 20%, 19% and 13%, respectively, of gross sales.

  Shipping and Handling Costs

     The Company classifies shipping and handling costs in cost of sales. The Company does not derive revenue from shipping.

  Research and Development

     Research and development costs, including costs funded by third parties, are expensed in the period incurred. Payments received from third parties for research and development are offset against expenses when the parties are billed.

  Earnings Per Share

     Basic earnings per share is calculated by dividing net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the treasury stock method and is computed by dividing net income by the weighted average common shares and common share equivalents outstanding during the periods presented assuming the conversion of preferred shares and the exercise of all in-the-money stock options. Common share equivalents have been excluded from the computation of diluted earnings per share where their inclusion would be anti-dilutive.

  Income Taxes

     Income taxes are accounted for under the asset and liability method where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  Stock-Based Compensation

     The Company grants stock options for a fixed number of shares to employees with an exercise price greater than or equal to the fair value of the shares at the date of grant. As permissible under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company elected to continue to account for stock option grants to employees in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. APB 25 requires that compensation cost related to fixed stock option plans be recognized only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Accordingly, no compensation expense is recognized for stock option awards granted to employees at or above fair value. In accordance with SFAS 123, the Company provides disclosure of pro forma net income and earnings per share as if the fair value based method of accounting under SFAS 123 had been applied (see Note 12).

  Fair Value of Financial Instruments

     The fair values of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these items. The carrying amount of all long-term financial instruments approximates their fair value because their terms are similar to those which can be obtained for similar financial instruments in the current marketplace.

  New Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, that upon adoption of SFAS 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill based on certain criteria in SFAS 141.

     SFAS 142 addresses accounting for intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. The statement also addresses accounting for goodwill and other intangible assets after they have been initially recognized in the financial statements. Intangible assets that have indefinite useful lives and goodwill will no longer be amortized, but instead must be tested at least annually for impairment using fair values. Intangible assets that have finite useful lives will continue to be amortized over their estimated useful lives. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001.

     The Company's previous business combinations were accounted for using the purchase method. As of March 31, 2002, the net carrying amount of goodwill and other intangible assets was $556 and $40,736, respectively. In accordance with the adoption of SFAS 142, amortization of goodwill will cease effective April 1, 2002. Amortization of goodwill during the year ended March 31, 2002 was $55. At this time, the Company is reassessing the useful lives of previously recognized intangible assets, determining which intangible assets, if any, have indefinite lives and evaluating the extent of impairment, if any, of goodwill and indefinite-lived intangible assets that may need to be recorded. Amortization of other intangible assets was $2,298 during the year ended March 31, 2002.

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. Management does not believe the adoption of this statement will have a material impact on its results of operations or financial position.

     In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and certain provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale and resolves other implementation issues related to SFAS 121. This statement is effective for fiscal years beginning after December 15, 2001. Based on the Company's current operations, management does not expect the adoption of SFAS 144 to have a material impact on its results of operations or financial position.

  Reclassification

     Certain reclassifications to prior years' financial information have been made to conform to the fiscal 2002 presentation. These reclassifications included amounts associated with tradeshow allowances and administrative cost rebates paid to resellers which were previously classified as selling and administrative expense that have been reclassified as a reduction of net revenues.

3. ACQUISITIONS

     On August 2, 1999, the Company acquired the world-wide rights and trademark for the prescription prenatal product, PreCare(R), from UCB Pharma for $8,433. The purchase price was funded by a $3,000 cash payment, a $933 note and $4,500 in Class A common stock. The product right intangible asset related to the acquisition is being amortized on a straight-line basis over 20 years. The pro forma results related to the PreCare(R) product are not material to the consolidated financial statements for comparative purposes.

4. INVENTORIES

     Inventories as of March 31, consist of:

                                                               2001       2002
                                                              -------    -------
Finished goods..............................................  $15,119    $18,600
Work-in-process.............................................    3,604      4,702
Raw materials...............................................   14,076     12,903
                                                              -------    -------
                                                               32,799     36,205
Reserves for obsolescence...................................     (588)    (1,108)
                                                              -------    -------
                                                              $32,211    $35,097
                                                              =======    =======

5. COMPREHENSIVE INCOME

     Changes in accumulated comprehensive income, net for the year ended March 31, 2000 are as follows:

                                                    BEFORE-TAX    TAX BENEFIT    NET-OF-TAX
                                                      AMOUNT       (EXPENSE)       AMOUNT
                                                    ----------    -----------    ----------
Unrealized losses on securities arising during
  period..........................................     $(61)         $ 23           $(38)
Less: reclassification adjustments for losses on
  the sale of securities included in net income...      102           (39)            63
                                                       ----          ----           ----
Net unrealized gains..............................     $ 41          $(16)          $ 25
                                                       ====          ====           ====

     The Company had no other comprehensive income for the years ended March 31, 2001 and 2002.

6. PROPERTY AND EQUIPMENT

     Property and equipment as of March 31, consist of:

                                                                2001        2002
                                                              --------    --------
Land and improvements.......................................  $  2,083    $  2,083
Building and building improvements..........................    16,009      16,611
Machinery and equipment.....................................    26,768      31,497
Office furniture and equipment..............................     7,766       8,766
Leasehold improvements......................................     3,189       3,195
Construction-in-progress (estimated costs to complete at
  March 31, 2002 was $3,144)................................     3,264       5,353
                                                              --------    --------
                                                                59,079      67,505
Less accumulated depreciation and amortization..............   (22,232)    (26,281)
                                                              --------    --------
Net property and equipment..................................  $ 36,847    $ 41,224
                                                              ========    ========

     Purchases of property and equipment were $15,380, $8,057 and $8,484 for fiscal 2000, 2001 and 2002, respectively. Depreciation and amortization of property and equipment was $2,173, $3,383 and $4,107 for fiscal 2000, 2001 and 2002, respectively.

7. INTANGIBLE AND OTHER ASSETS

     Intangibles and other assets as of March 31, consist of:

                                                               2001       2002
                                                              -------    -------
Product rights..............................................  $44,573    $44,573
Trademarks and patents......................................    2,223      3,046
Goodwill....................................................    2,139      2,139
Cash surrender value of life insurance......................    2,138      1,845
Deposits....................................................    1,248      2,015
Other.......................................................      291         --
Financing charges...........................................       63        119
                                                              -------    -------
                                                               52,675     53,737
Less accumulated amortization...............................   (6,151)    (8,522)
                                                              -------    -------
Net intangibles and other assets............................  $46,524    $45,215
                                                              =======    =======

     Amortization of product rights and all other deferred charges was $2,252, $2,315 and $2,316 for fiscal 2000, 2001 and 2002, respectively. Amortization of goodwill was $55 for fiscal 2000, 2001 and 2002.

8. ACCRUED LIABILITIES

     Accrued liabilities as of March 31, consist of:

                                                               2001       2002
                                                              -------    -------
Salaries, wages, incentives and benefits....................  $ 4,581    $ 5,665
Income taxes................................................    2,240      6,929
Promotions..................................................    1,110      2,846
Other.......................................................    2,136        892
                                                              -------    -------
                                                              $10,067    $16,332
                                                              =======    =======

9. LONG-TERM DEBT

     Long-term debt as of March 31, consists of:

                                                               2001      2002
                                                              ------    ------
Industrial revenue bonds....................................  $1,180    $  855
Building mortgages..........................................   4,612     4,244
                                                              ------    ------
                                                               5,792     5,099
Less current portion........................................    (712)     (712)
                                                              ------    ------
                                                              $5,080    $4,387
                                                              ======    ======

     As of March 31, 2002, the Company has a revolving credit agreement with LaSalle National Bank (LaSalle) that provides for a revolving line of credit for borrowing up to $60,000. During December 2001, the Company revised the previous revolving credit agreement with LaSalle to provide for the continuation of the Company's $40,000 revolving line of credit along with a supplemental credit line of $20,000 for financing acquisitions. These credit facilities expire in October 2004 and December 2002, respectively. The revolving credit lines are unsecured and interest is charged at the lower of the prime rate or the one-month LIBOR rate plus 150 basis points. At March 31, 2002, the Company had $3,609 in open letters of credit issued under the credit facilities. The credit agreement includes covenants that impose minimum levels of earnings before interest, taxes, depreciation and amortization, a maximum funded debt ratio, and a limit on capital expenditures and dividend payments. As of March 31, 2002, the Company was in compliance with all of its covenants.

     The industrial revenue bonds, which bear interest at 7.35% per annum, mature serially through 2005 and are collateralized by certain property and equipment, as well as through a letter of credit, which may only be accessed in case of default on the bonds. The bonds do not allow the holder to require the Company to redeem the bonds.

     In December 2001, the Company refinanced $2,500 of a building mortgage that was due in June 2002. At March 31, 2002, the building mortgages bear interest at 7.57% and 7.95% and require monthly principal payments of $19 and $13 plus interest through November 2006 and February 2004, respectively. The remaining principal balances plus any unpaid interest are due on December 20, 2006 and March 11, 2004, respectively.

     The aggregate maturities of long-term debt as of March 31, 2002 are as follows:


2003........................................................  $  712
2004........................................................   2,258
2005........................................................     438
2006........................................................     233
2007........................................................   1,458
                                                              ------
                                                              $5,099
                                                              ======

     The Company paid interest of $1,954, $1,329 and $417 during the years ended March 31, 2000, 2001 and 2002, respectively.

10. COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through 2012. Total rent expense for the years ended March 31, 2000, 2001 and 2002 was $2,185, $4,319 and $4,441, respectively.

     Future minimum lease commitments under non-cancelable leases are as follows:


2003........................................................  $2,726
2004........................................................   2,785
2005........................................................   2,487
2006........................................................   2,171
2007........................................................   2,142
Later years.................................................   9,482

  Contingencies

     The Company currently carries product liability coverage of $10 million per occurrence and $10 million in the aggregate on a "claims made" basis. There is no assurance that its present insurance will cover any potential claims that may be asserted in the future.

     The Company is subject to legal proceedings and claims that arise in the ordinary course of business. While the Company is not presently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in the aggregate, will have a material adverse effect on its financial position or operations.

  Employment Agreements

     The Company has employment agreements with certain officers and key employees which extend for one to five years. These agreements provide for base levels of compensation and, in certain instances, also provide for incentive bonuses and separation benefits. Also, the agreement with one officer contains provisions for partial salary continuation under certain conditions, contingent upon noncompete restrictions and providing consulting services to the Company as specified in the agreement. The Company expensed $257, $174 and $183, under this agreement in March 31, 2000, 2001 and 2002, respectively.

  Litigation

     KV, along with ETHEX Corporation, a wholly-owned subsidiary of the Company, are defendants in a lawsuit styled, Healthpoint, Ltd. V. ETHEX Corporation. On September 28, 2001, the jury returned verdicts, in the form of answers to special interrogatories, against ETHEX on certain false advertising, unfair competition and misappropriation claims and awarded damages aggregating $16,500. The court will enter a judgment after consideration of the post-trial motions. The court's judgment may then be appealed. The Company and its counsel believe that the jury's recommended award is excessive and is not sufficiently supported by the facts or the law. The court may or may not accept the jury's verdicts. The Company intends to vigorously appeal any adverse judgment that the court may enter. The Company and its legal counsel are not presently able to predict the outcome of the matter and cannot reasonably estimate the Company's ultimate liability, if any. Accordingly, the Company has not recorded any contingent liability in its consolidated financial statements related to this matter.

11. INCOME TAXES

     The fiscal 2000, 2001, and 2002 provisions were based on estimated Federal and state taxable income using the applicable statutory rates. The current and deferred Federal and state income tax provisions for fiscal years 2000, 2001 and 2002 are as follows:

                                                         2000       2001       2002
                                                        -------    -------    -------
PROVISION
Current
  Federal.............................................  $13,471    $10,072    $18,603
  State...............................................    1,525      1,073      1,664
                                                        -------    -------    -------
                                                         14,996     11,145     20,267
                                                        -------    -------    -------
Deferred
  Federal.............................................     (184)     2,061     (2,199)
  State...............................................      (21)       233       (177)
                                                        -------    -------    -------
                                                           (205)     2,294     (2,376)
                                                        -------    -------    -------
                                                        $14,791    $13,439    $17,891
                                                        =======    =======    =======

     The reasons for the differences between the provision for income taxes and the expected Federal income taxes at the statutory rate are as follows:

                                                         2000       2001       2002
                                                        -------    -------    -------
Computed income tax expense...........................  $13,684    $12,972    $17,274
State income taxes, less Federal income tax benefit...    1,090        849        967
Business credits......................................       --       (142)      (260)
Other.................................................       17       (240)       (90)
                                                        -------    -------    -------
                                                        $14,791    $13,439    $17,891
                                                        =======    =======    =======

     As of March 31, 2001 and 2002, the tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts are as follows:

                                                      2001                     2002
                                              ---------------------    ---------------------
                                              CURRENT   NON-CURRENT    CURRENT   NON-CURRENT
                                              -------   -----------    -------   -----------
Fixed asset basis differences...............  $   --      $(1,131)     $    --     $(2,126)
Reserves for inventory and receivables......   1,175           --        4,376          --
Vacation pay reserve........................     338           --          464          --
Deferred compensation.......................      --          949           --       1,004
Amortization................................      --         (551)          --        (818)
Other.......................................     131           --          387          --
                                              ------      -------      -------     -------
  Net deferred tax asset (liability)........  $1,644      $  (733)     $ 5,227     $(1,940)
                                              ======      =======      =======     =======

     The Company paid income taxes of $19,754, $11,971 and $15,578 during the years ended March 31, 2000, 2001 and 2002, respectively.

12. EMPLOYEE BENEFITS

  Stock Option Plan and Agreements

     During fiscal 2002, the Board of Directors adopted the Company's 2001 Incentive Stock Option Plan (the 2001 Plan), which allows for the issuance of up to 3,750,000 shares of common stock. Prior to the approval of the 2001 Plan, the Company operated under the 1991 Incentive Stock Option Plan, as amended, which allowed for the issuance of up to 4,500,000 shares of common stock. Under the Company's stock option plans, options to acquire shares of common stock have been made available for grant to certain employees. Each option granted has an exercise price of not less than 100% of the market value of the common stock on the date of grant. The contractual life of each option is generally 10 years. The exercisability of the grants varies according to the individual options granted. In addition to the Stock Option Plan, the Company issues stock options periodically related to employment agreements with its executives and to non-employee directors. At March 31, 2002, options to purchase 334,350 shares of stock were outstanding pursuant to employment agreements and grants to non-employee directors.

     The following summary shows the transactions for the fiscal years 2000, 2001 and 2002 under option arrangements:

                                             OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                                            ----------------------   ----------------------
                                                          AVERAGE                  AVERAGE
                                              NO. OF     PRICE PER     NO. OF     PRICE PER
                                              SHARES       SHARE       SHARES      SHARES
                                            ----------   ---------   ----------   ---------
Balance, March 31, 1999...................   2,782,763    $ 6.45      1,530,614    $ 5.72
  Options granted.........................     869,587     11.11             --        --
  Options becoming exercisable............          --        --        706,159      8.37
  Options exercised.......................    (433,597)     4.25       (433,597)     4.25
  Options canceled........................    (131,108)     9.74        (23,912)     9.50
                                            ----------               ----------
Balance March 31, 2000....................   3,087,645      7.90      1,779,264      7.10
  Options granted.........................     592,125     15.62             --        --
  Options becoming exercisable............          --        --        433,351     11.13
  Options exercised.......................  (1,344,348)     7.15     (1,344,348)     7.15
  Options canceled........................    (182,223)    10.47        (54,644)     9.01
                                            ----------               ----------
Balance March 31, 2001....................   2,153,199     10.27        813,623      9.04
  Options granted.........................     362,000     20.44             --        --
  Options becoming exercisable............          --        --        385,356     12.79
  Options exercised.......................    (188,703)     5.73       (188,703)     5.73
  Options canceled........................    (194,110)    12.73        (53,105)    10.63
                                            ----------               ----------
Balance March 31, 2002....................   2,132,386    $12.18        957,171    $11.11
                                            ==========               ==========

     The weighted-average fair value of options granted at market price was $3.11, $4.18 and $5.45 per share in 2000, 2001 and 2002, respectively. The weighted-average fair value of options granted with an exercise price exceeding market price on the date of grant was $0.73, $1.83 and $0.45 per share in 2000, 2001 and 2002, respectively.

     The following table summarizes information about stock options outstanding at March 31, 2002:

                                OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                 -------------------------------------------------   ------------------------------
   RANGE OF        NUMBER                                              NUMBER
   EXERCISE      OUTSTANDING   WEIGHTED AVERAGE   WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
    PRICES       AT 3/31/02     LIFE REMAINING     EXERCISE PRICE    AT 3/31/02     EXERCISE PRICE
---------------  -----------   ----------------   ----------------   -----------   ----------------
$ 1.23 - $ 5.00    195,914         3 Years             $ 3.34          109,254          $ 3.20
$ 5.01 - $ 9.00    266,774         5 Years             $ 5.63          138,403          $ 5.58
$ 9.01 - $14.00    989,380         6 Years             $11.04          455,583          $11.18
$14.01 - $20.00    460,538         7 Years             $16.89          226,521          $16.65
$20.01 - $29.01    219,780         9 Years             $23.28           27,410          $22.94

     SFAS No. 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value of each stock option at the grant date using the Black-Scholes option-pricing model.

     The weighted average fair value of the options has been estimated on the date of grant using the following weighted average assumptions for grants in fiscal 2000, 2001 and 2002, respectively: no dividend yield; expected volatility of 66%, 56% and 56%; risk-free interest rate of 6.47%, 6.50% and 6.00% per annum; and expected option terms ranging from 3 to 10 years for all three years. Weighted averages are used because of varying assumed exercise dates.

     Under the accounting provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                         2000       2001       2002
                                                        -------    -------    -------
Net income:
  As reported.........................................  $24,308    $23,625    $31,464
  Pro forma...........................................   23,591     22,718     30,649
Net income per common share -- basic:
  As reported.........................................  $  0.85    $  0.80    $  1.03
  Pro forma...........................................     0.82       0.77       1.00
Net income per common share -- diluted:
  As reported.........................................  $  0.80    $  0.74    $  0.98
  Pro forma...........................................     0.78       0.71       0.95

  Profit Sharing Plan

     The Company has a qualified trustee profit sharing plan (the "Plan") covering substantially all non-union employees. The Company's annual contribution to the Plan, as determined by the Board of Directors, is discretionary and was $175, $300 and $350 for fiscal 2000, 2001 and 2002, respectively. The Plan includes features as described under Section 401(k) of the Internal Revenue Code.

     The Company's contributions to the 401(k) investment funds are 50% of the first 7% of the salary contributed by each participant. Contributions of $586, $907 and $1,028 were made to the 401(k) investment funds in fiscal 2000, 2001 and 2002, respectively.

     Contributions are also made to multi-employer defined benefit plans administered by labor unions for certain union employees. Amounts charged to pension expense and contributed to these plans were $119, $161 and $165 in fiscal 2000, 2001 and 2002, respectively.

  Health and Medical Insurance Plan

     The Company contributes to health and medical insurance programs for its non-union and union employees. For non-union employees, the Company self-insures the first $100,000 of each employee's covered medical claims. Included in accrued liabilities in the consolidated balance sheets as of March 31, 2001 and 2002 were $300 and $400 of accrued health insurance reserves, respectively, for claims incurred but not reported. For union employees, the Company participates in a fully funded insurance plan sponsored by the union. Total health and medical insurance expense for the two plans was $2,714, $4,088, and $5,255 in fiscal 2000, 2001 and 2002, respectively.

13. RELATED PARTY TRANSACTIONS

     The Company currently leases certain real property from an affiliated partnership of an officer and director of the Company. Lease payments made for this property during the years ended March 31, 2000, 2001 and 2002 totaled $246, $246 and $263, respectively.

14. EQUITY TRANSACTIONS

     On June 29, 2001, 200,000 shares of 7% Cumulative Convertible Preferred Stock were converted, at a conversion rate of 5.625-to-one, into 1,125,000 shares of Class A common stock. As of March 31, 2001 and 2002, the Company had 240,000 and 40,000 shares, respectively, of 7% Cumulative Convertible Preferred Stock (par value $.01 per share) outstanding at a stated value of $25 per share. The preferred stock is non-voting with dividends payable quarterly. The preferred stock is redeemable at its stated value. Each share of preferred stock is convertible into Class A Common Stock at a conversion price of $4.45 per share. The preferred stock has a liquidation preference of $25 per share plus all accrued but unpaid dividends prior to any liquidation distributions to holders of Class A or Class B common stock. No dividends may be paid on Class A or Class B common stock unless all dividends on the Cumulative Convertible Preferred Stock have been declared and paid. Undeclared and unaccrued cumulative preferred dividends were $2,194, or $9.14 per share and $366, or $9.14 per share, at March 31, 2001 and 2002, respectively. Also, under the terms of its credit agreement, the Company may not pay cash dividends in excess of 25% of the prior fiscal year's consolidated net income.

     Holders of Class A common stock are entitled to receive dividends per share equal to 120% of the dividends per share paid on the Class B Common Stock and have one-twentieth vote per share in the election of directors and on other matters.

     Under the terms of the Company's current loan agreement (see Note 9), the Company has limitations on paying dividends, except in stock, on its Class A and Class B common stock. Payment of dividends may also be restricted under Delaware Corporation law.

     On August 18, 2000, the Company's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend of its common stock to shareholders of record on August 28, 2000, payable on September 7, 2000. Common Stock was credited and retained earnings was charged for the aggregate par value of the shares issued. The stated par value of each share was not changed from $.01.

     All per share data in this report has been restated to reflect the aforementioned three-for-two stock split in the form of a 50% stock dividend.

15. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                         2000       2001       2002
                                                        -------    -------    -------
Numerator:
  Net income..........................................  $24,308    $23,625    $31,464
  Preferred stock dividends...........................     (420)      (420)       (70)
                                                        -------    -------    -------
  Numerator for basic earnings per share -- income
     available to common shareholders.................   23,888     23,205     31,394
  Effect of dilutive securities:
     Preferred stock dividends........................      420        420         70
                                                        -------    -------    -------
  Numerator for diluted earnings per share -- income
     available to common shareholders after assumed
     conversions......................................  $24,308    $23,625    $31,464
                                                        =======    =======    =======

                                                         2000       2001       2002
                                                        -------    -------    -------
Denominator:
  Denominator for basic earnings per
     share -- weighted-average shares.................   27,975     28,981     30,408
                                                        -------    -------    -------
  Effect of dilutive securities:
     Employee stock options...........................    1,203      1,662      1,258
     Convertible preferred stock......................    1,350      1,350        499
                                                        -------    -------    -------
  Dilutive potential common shares....................    2,553      3,012      1,757
                                                        -------    -------    -------
  Denominator for diluted earnings per
     share -- adjusted weighted-average shares and
     assumed conversions..............................   30,528     31,993     32,165
                                                        =======    =======    =======
  Basic earnings per share(1).........................  $  0.85    $  0.80    $  1.03
                                                        =======    =======    =======
  Diluted earnings per share(1)(2)....................  $  0.80    $  0.74    $  0.98
                                                        =======    =======    =======

---------------
(1) The two-class method for Class A and Class B common stock is not presented because the earnings per share are equivalent to the if converted method since dividends were not declared or paid and each class of common stock has equal ownership of the Company.

(2) Employee stock options to purchase 107,250, 5,750 and 27,550 shares of Class A common stock at March 31, 2000, 2001 and 2002, respectively, are not presented because these options are anti-dilutive. The exercise prices of these options exceeded the average market prices of the shares under option in each respective period.

16. NONRECURRING GAIN

     Under a contract that the Company has with a supplier, issues arose with respect to the timing of supply of a product and the supplier's failure to pursue another product. The terms of the contract provided for binding private arbitration between the parties which resulted in the Company receiving notice of an award in December 1998 of $13,253. The Arbitration Panel subsequently directed the parties to have further discussions including possible replacement products. Payment of the award was deferred pending the outcome of these discussions. Subsequent attempts to obtain replacement products were unsuccessful and the Company was paid the arbitration in June 1999. In January 2000, the Company received an additional award of $6,973 covering all open monetary issues related to the contract. The $6,973 award, net of applicable income taxes and expenses, represents $.13 per common share on a diluted basis for the year ended March 31, 2000, and is reflected in the fiscal 2000 consolidated statement of income as other income.

17. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

                                    1ST        2ND        3RD        4TH
                                  QUARTER    QUARTER    QUARTER    QUARTER      YEAR
                                  -------    -------    -------    -------    --------
FISCAL 2001
Net sales.......................  $37,942    $43,251    $43,088    $53,486    $177,767
Gross profit....................   21,747     25,349     26,073     33,935     107,104
Pretax income...................    6,964      8,473      8,379     13,248      37,064
Net income......................    4,352      5,423      5,371      8,479      23,625
Earnings per
  share -- basic(a).............     0.15       0.18       0.18       0.29        0.80
Earnings per
  share -- diluted(a)...........     0.14       0.17       0.17       0.26        0.74
FISCAL 2002
Net sales.......................  $45,220    $50,658    $51,553    $56,674    $204,105
Gross profit....................   27,645     29,408     32,247     34,402     123,702
Pretax income...................    8,883     11,027     12,782     16,663      49,355
Net income......................    5,663      7,030      8,148     10,623      31,464
Earnings per share -- basic.....     0.19       0.23       0.26       0.35        1.03
Earnings per share -- diluted...     0.18       0.22       0.25       0.33        0.98

---------------
Note:

(a) All earnings per share amounts have been restated to reflect a three-for-two stock split in the form of a 50% stock dividend, declared by the Board of Directors on August 18, 2000 and distributed September 7, 2000 to shareholders of record as of August 28, 2000.

18. SEGMENT REPORTING

     The reportable operating segments of the Company are branded products, specialty generics, specialty materials and contract services. The operating segments are distinguished by differences in products, marketing and regulatory approval. Segment profits are measured based on income before taxes and are determined based on each segment's direct revenues and expenses. The majority of research and development expense, corporate general and administrative expenses, amortization and interest expense, as well as interest and other income, are not allocated to segments, but included in the "all other" classification. Identifiable assets for the four reportable operating segments primarily include receivables, inventory, and property and equipment. For the "all other" classification, identifiable assets consist of cash and cash equivalents, corporate property and equipment, intangibles and other assets and all income tax related assets. Accounting policies of the segments are the same as the Company's consolidated accounting policies.

     The following represents information for the Company's reportable operating segments for fiscal 2000, 2001 and 2002

                        FISCAL
                         YEAR
                        ENDED     BRANDED    SPECIALTY   SPECIALTY   CONTRACT     ALL
                       MARCH 31   PRODUCTS   GENERICS    MATERIALS   SERVICES    OTHER     ELIMINATIONS   CONSOLIDATED
                       --------   --------   ---------   ---------   --------   --------   ------------   ------------
Total Revenues.......    2000     $23,469    $ 98,106     $17,182    $ 3,720    $    257     $    --        $142,734
                         2001      25,206     132,154      17,088      3,018         301          --         177,767
                         2002      40,424     141,007      19,557      2,808         309          --         204,105
Income before
  taxes..............    2000       5,307      48,862       3,823        917     (19,810)         --          39,099
                         2001      (6,490)     71,779       4,333      1,131     (33,689)         --          37,064
                         2002       7,222      74,389       3,684      1,085     (37,025)         --          49,355
Intangible assets....    2000       9,237      27,927       6,939     32,605      64,835      (1,158)        140,385
                         2001       9,497      31,241       8,278     39,200      64,359      (1,158)        151,417
                         2002      12,555      58,618       8,774     40,340      76,063      (1,158)        195,192
Property and
  equipment
  additions..........    2000         119         338         208     13,172       1,543          --          15,380
                         2001         226         805          91      6,676         259          --           8,057
                         2002         707         120         391      5,469       1,797          --           8,484
Depreciation and
  amortization.......    2000          50         148         140      1,683       2,459          --           4,480
                         2001          82         180         152      2,816       2,523          --           5,753
                         2002          74          79         156      3,485       2,976          --           6,770

     Consolidated revenues are principally derived from customers in North America and all property and equipment is located in St. Louis, Missouri.

                                 [LOGO TO COME]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with the issuance and distribution of the shares offered hereby, all of which will be paid by the Company (all amounts other than the SEC, NASD and NYSE fees are estimated):

SEC registration fee........................................  $ 13,145
NASD review fee.............................................    14,788
New York Stock Exchange listing fee.........................    16,100
Transfer agent's fees and expenses..........................     5,000
Legal fees and expenses (other than Blue Sky fee and
  expenses).................................................   150,000
Accounting fees and expenses................................    75,000
Printing and engraving expenses.............................    75,000
Blue Sky fees and expenses..................................     7,500
Miscellaneous...............................................   143,467
                                                              --------
Total.......................................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware permits indemnification by a corporation of certain officers, directors, employees and agents. Consistent therewith, Article IX of the Company's Bylaws requires that the Company indemnify all persons whom it may indemnify pursuant thereto to the fullest extent permitted by Section 145. Article IX also provides that expenses incurred by an officer or director of the Company or any of its direct or indirect wholly-owned subsidiaries, in defending a civil or criminal action, suit or proceeding, will be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such officer, director, employee or agent or repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     In addition, Article 12 of the Company's Amended Certificate of incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of: (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; or (iv) transactions from which the director derived an improper personal benefit.

     The Company maintains a policy of insurance under which the directors and officers of the Company are insured, subject to the limits of the policy against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

     The Underwriting Agreement provides for certain customary indemnification of our directors and officers for certain liabilities.

ITEM 16.  EXHIBITS

     See Exhibit Index.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes, that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an Employee Benefit Plan's Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining liability under the Securities Act of 1933 the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(b) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 7th day of June, 2002.

                                          K-V PHARMACEUTICAL COMPANY
                                          (Registrant)

                                          By:     /s/ MARC S. HERMELIN

                                            ------------------------------------
                                                      Marc S. Hermelin
                                               Vice Chairman of the Board and
                                                  Chief Executive Officer

     Each of the undersigned hereby appoints Gerald R. Mitchell and Alan G. Johnson, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any abbreviated Registration Statement filed pursuant to Rule 462(b) and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacities and on the dates indicated.

                   SIGNATURE                                      TITLE                      DATE
                   ---------                                      -----                      ----
             /s/ VICTOR M. HERMELIN                Director and Chairman of the Board     June 7, 2002
------------------------------------------------
               Victor M. Hermelin




              /s/ MARC S. HERMELIN                Director, Vice Chairman of the Board    June 7, 2002
------------------------------------------------       and Chief Executive Officer
                Marc S. Hermelin                      (principal executive officer)




              /s/ ALAN G. JOHNSON                  Director and Secretary Senior Vice     June 7, 2002
------------------------------------------------    President, Strategic Planning and
                Alan G. Johnson                             Corporate Growth




           /s/ GARNET E. PECK, PH.D.                            Director                  June 7, 2002
------------------------------------------------
             Garnet E. Peck, Ph.D.




           /s/ NORMAN D. SCHELLENGER                            Director                  June 7, 2002
------------------------------------------------
             Norman D. Schellenger




              /s/ KEVIN S. CARLIE                               Director                  June 7, 2002
------------------------------------------------
                Kevin S. Carlie




             /s/ GERALD R. MITCHELL                Vice President, Treasurer and Chief    June 7, 2002
------------------------------------------------      Financial Officer (principal
               Gerald R. Mitchell                   financial and accounting officer)

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
-------                           -----------
 1        Underwriting Agreement*.
 4(a)     The Company's Certificate of Incorporation, as amended,
          which was filed as Exhibit 3(a) to the Company's Annual
          Report on Form 10-K for the year ended March 31, 1981, is
          incorporated herein by this reference.
 4(b)     Certificate of Amendment of Certificate of Incorporation of
          the Company, effective March 7, 1983, which was filed as
          Exhibit 3(c) to the Company's Annual Report on form 10-K for the year ended March 31, 1983, is incorporated herein by
          this reference.
 4(c)     Certificate of Amendment of Certificate of Incorporation of
          the Company, effective June 9, 1987, which was filed as
          Exhibit 3(d) to the Company's Annual Report on Form 10-K for
          the year ended March 31, 1988, is incorporated herein by
          this reference.
 4(d)     Certificate of Amendment to Certificate of Incorporation of
          the Company, effective September 24, 1987, which was filed as Exhibit 3(f) to the Company's Annual Report on Form 10-K
          for the year ended March 31, 1988, is incorporated herein by this reference.
 4(e)     Certificate of Amendment to Certificate of Incorporation of
          the Company, effective July 17, 1986, which was filed as
          Exhibit 3(e) to the Company's Annual Report on Form 10-K for
          the year ended March 31, 1996, is incorporated herein by
          this reference.
 4(f)     Certificate of Amendment to Certificate of Incorporation of
          the Company, effective December 23, 1991, which was filed as
          Exhibit 3(f) to the Company's Annual Report on Form 10-K for
          the year ended March 31, 1996, is incorporated herein by
          this reference.
 4(g)     Certificate of Amendment to Certificate of Incorporation of
          the Company, effective September 3, 1998, which was filed as
          Exhibit 3(g) to the Company's Annual Report on Form 10-K for
          the year ended March 31, 2002, is incorporated herein by
          this reference.
 4(h)     Bylaws of the Company, as amended through November 18, 1982, which was filed as Exhibit 3(e) to the Company's Annual
          Report on Form 10-K for the year ended March 31, 1993, is
          incorporated herein by this reference.
 4(i)     Amendment to Bylaws of the Company, effective July 2, 1984, which was filed as Exhibit 3(i) to the Company's Annual
          Report on Form 10-K for the year ended March 31, 2002, is
          incorporated herein by this reference.
 4(j)     Amendment to Bylaws of the Company, effective December 4,
          1986, which was filed as Exhibit 3(j) to the Company's
          Annual Report on Form 10-K for the year ended March 31,
          2002, is incorporated herein by this reference.
 4(k)     Amendment to Bylaws of the Company, effective March 17,
          1992, which was filed as Exhibit 3(k) to the Company's
          Annual Report on Form 10-K for the year ended March 31,
          2002, is incorporated herein by this reference.
 4(l)     Amendment to Bylaws of the Company, effective November 18,
          1992, which was filed as Exhibit 3(l) to the Company's
          Annual Report on Form 10-K for the year ended March 31,
          2002, is incorporated herein by this reference.
 4(m)     Amendment to Bylaws of the Company, effective December 30,
          1993, which was filed as Exhibit 3(h) to the Company's
          Annual Report on Form 10-K for the year ended March 31,
          1996, is incorporated herein by this reference.
 5        Opinion of Thompson Coburn LLP*.
 23(a)    Consent of BDO Seidman, L.L.P.
 23(b)    Consent of Thompson Coburn LLP (included in Exhibit 5)*.
 24       Power of Attorney (set forth on signature page).

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* To be filed by amendment.